Form 10-K405, Exhibit 13
period 1995-12-31
MGI PHARMA INC
filed 1996-03-22
CIK 702131

                                                                      Exhibit 13


                            marketing + development

MGI PHARMA acquires and develops specialty pharmaceuticals that address currently unmet medical needs or that significantly improve the treatment of serious medical conditions.

                                     [LOGO OF MGI APPEARS HERE]
                                           1995 Annual Report

                          MGI PHARMA'S 2-part strategy

                            marketing + development

The horizontal and vertical consolidation of the pharmaceutical industry offers many opportunities for niche players such as MGI PHARMA.

Our commitment to serving the needs of physician-specialist markets has lead us to develop the focus, insight and motivation necessary to compete in the interdependent cycle of pharmaceutical development and marketing.

[M] The strong scientific foundation of our development programs goes hand in hand with commercialization of our pharmaceutical products. Effective marketing support leads to proper medical use of our drugs, which is a sine qua non of good medical practice. After we receive FDA approval for a drug, we continue to evaluate the compound for use with specific subsets of patients and for treatment of additional indications. In the United States, MGI PHARMA's sales representatives market Salagen(R) Tablets (pilocarpine hydrochloride), for the treatment of radiation-induced dry mouth in head and neck cancer patients, and Didronel(R) I.V. Infusion (etidronate disodium), a treatment for excess calcium in the blood, known as hypercalcemia of malignancy. Currently, MGI PHARMA has agreements with various partners who will market Salagen(R) Tablets in Europe, Japan, Canada, Israel and Taiwan. We have completed enrollment in clinical trials designed to extend the use of Salagen(R) Tablets as a treatment for dry mouth and dry eye in patients suffering from Sjogren's syndrome, and expect to apply for FDA approval to market Salagen(R) Tablets for this new indication later in 1996.

[D] MGI PHARMA acquires and develops specialty pharmaceuticals that address currently unmet medical needs or that significantly improve the treatment of serious medical conditions. Our initial focus is on the cancer market. When acquiring a compound, we look for established evidence of safety and efficacy that can reduce the clinical and investment risk, since less than one in 5,000 new drug candidates reach the market. We design innovative clinical programs intended to quickly move drugs through clinical testing, from laboratory to market; and we generally seek worldwide patent protection. When appropriate, we also seek orphan drug protection in the United States and elsewhere. In the United States, "Orphan Drug Status" provides drugs that treat relatively small patient populations with seven years of market exclusivity following Food and Drug Administration approval.

fellow
shareholders:

During 1995, MGI PHARMA forged new connections between the two key components of our business - pharmaceutical development and commercialization.

We accomplished this primarily by working to strengthen and refocus both our sales and marketing team and our programs for Salagen(R) Tablets, our primary commercialized drug that treats radiation-induced dry mouth in head and neck cancer patients.

          We are pleased by early evidence that our new marketing strategy is on target and that revenues have been growing. In 1995, we concentrated our resources on realizing the potential of both Salagen(R) Tablets and the acylfulvenes, a unique new family of antitumor compounds.

          On the development front, we made significant progress toward broadening indications approved for Salagen(R) Tablets. Patient enrollment has been completed in the human clinical trials intended to demonstrate the utility of Salagen(R) Tablets in treating symptoms of dryness in patients with Sjogren's syndrome. Sjogren's syndrome is a chronic autoimmune system disease, which is experienced in varying degrees by many patients with rheumatoid arthritis and other autoimmune diseases. We also started patient enrollment in a Phase I

              [BAR GRAPH OF REVENUES (IN THOUSANDS) APPEARS HERE]
                         based on the following data:

                               1993      $3,778
                               1994      $6,796
                               1995     $13,283

clinical trial for MGI 114, the leading acylfulvenes analog. Acylfulvenes, our new anticancer compounds, are at the very beginning of the human testing process and can best be described as still involving a high risk, as well as holding the potential of high reward.

Financial Results

MGI PHARMA's progress in strengthening sales and marketing is reflected in improved financial results for 1995. Total revenues increased to $13.3 million, up 95 percent from $6.8 million in 1994. The Company's net loss continued to narrow, falling by 73 percent to $2.6 million, or 21 cents per share, down from $9.7 million, or 82 cents per share, in 1994.

          We were especially pleased that the 1995 fourth quarter was the Company's first profitable quarter in six years. In addition to rising Salagen(R) Tablets sales, contributions to fourth-quarter profitability included more than $5.0 million received from an exclusive agreement with Dainippon Pharmaceutical Co., Ltd., of Japan and the transfer of certain agricultural technological rights to DEKALB Genetics Corporation. The Dainippon agreement provides for the development and commercialization of the acylfulvenes for the Japanese market, under which Dainippon may be anticipated to pay approximately $12 million in cumulative milestone payments over a five-year period.

Recent Progress

MGI PHARMA achieved a number of important milestones in 1995. We strengthened our senior management group by electing Lori-jean Gille vice president, general counsel and secretary, and Rajesh C. Shrotriya, M.D., vice president, chief medical officer. In the sales and marketing arena, we hired Jon C. Lee as our new vice president, sales and marketing. A talented medical marketing executive, Jon joins us following a 30-year career in commercial operations at Eli Lilly & Company.

          Under his direction, we have started producing materials and training personnel in support of a promising new sales and marketing plan for Salagen(R) Tablets that emphasizes education for both physicians and patients. The plan focuses on the importance of appropriate dosing, the length of time expected between initial treatment and initial response, the potential advantages of including Salagen(R) Tablets early in treatment, as well as the importance and function of saliva and the long-term consequences of xerostomia (dry mouth).

               [BAR GRAPH OF LOSSES (IN THOUSANDS) APPEARS HERE]
                         based on the following data:

                               1993     $(11,723)
                               1994      $(9,697)
                               1995      $(2,614)

          Through our European marketing partner, Chiron B.V., we have expanded the use of Salagen(R) Tablets through registrations in additional markets, including France, Greece and Ireland, in 1995. These new approvals will add to the revenues already being realized in our existing U.S. and United Kingdom markets. Through our own efforts, we have completed the enrollment in two pivotal studies designed to examine the effectiveness of Salagen(R) Tablets to treat the dryness symptoms in patients suffering from Sjogren's syndrome.

          Late in the year, we executed a development and marketing agreement for acylfulvenes in Japan with Dainippon Pharmaceuticals, a major Japanese company. The successful completion of the required animal toxicology studies allowed us to begin our Phase I human clinical trial on MGI 114, our lead acylfulvenes analog. This trial is designed to test tolerance and safety, while later phases will determine the drug's effectiveness in treating cancer in humans.

[PHOTO OF JON C. LEE, VICE PRESIDENT, SALES & MARKETING, JAMES V. ADAM, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND LORI-JEAN GILLE, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY APPEARS HERE]

1996 Goals

          The Company's top priority for 1996 is to continue to improve the effectiveness of our commercial marketing organization so that we can further grow Salagen(R) Tablets sales and move toward sustainable profitability.

          Additional marketing goals for the current year include preparing to enter the U.S. Sjogren's market, pending submission and approval by the FDA, and continuing support of our international partners as they introduce Salagen(R) Tablets in their markets. We plan to submit a supplemental New Drug Application
(sNDA) for Sjogren's syndrome to the FDA during the 1996 second half. We also will work to expand our growing portfolio of international licensing arrangements and build on the important relationships we have established with Chiron B.V., Dainippon Pharmaceutical Co., Ltd., Kissei Pharmaceutical Co., Ltd., and Pharmacia & Upjohn.

[PHOTO OF RAJESH C. SHROTRIYA, VICE PRESIDENT, CHIEF MEDICAL OFFICER AND CHARLES
C. MUSCOPLAT, EXECUTIVE VICE PRESIDENT APPEARS HERE]

          The acylfulvenes, which in animal studies have proven highly effective against human tumors of the lung, breast, colon and skin, could be a unique therapeutic advance in treating these tumors. During 1996, significant resources will be devoted to additional toxicology studies in animals and to a pilot production scale-up. We will work through Phase I of our human clinical studies and plan for Phase II.

The Future

Longer term, we and our international partners will work to expand Salagen(R) Tablets and the acylfulvenes worldwide. Additionally, we anticipate studying the usefulness of Salagen(R) Tablets for treating other medical conditions, such as dry eyes, dry mouth and vaginal dryness, resulting from the use of narcotic analgesic and antidepressant medications. We also plan to begin animal studies of several other molecules from the acylfulvenes family and may explore the potential of another cancer-fighting family of compounds in our product portfolio, known as phosphoramidates. We also will pursue opportunities to broaden MGI PHARMA's product portfolio through research and development, acquisitions, alliances and co-promotion.

          As we announced in mid-November, I plan to retire from MGI PHARMA. Recruitment is currently underway for an experienced CEO who will also serve on the Board of Directors of the Company. It has been a tremendously gratifying challenge and a true pleasure to have guided MGI PHARMA through its refocusing and its formative years in the field of human pharmaceuticals. During this period, MGI PHARMA joined a very select group of companies when it successfully and independently took a new drug all the way through the FDA approval process. MGI PHARMA's commercial operation must now continue to grow to match the Company's clinical achievements.

          Post my retirement, the time has come for MGI PHARMA to demonstrate its ability to attain sustainable profitability. We have established solid momentum in achieving our mission of addressing unmet medical needs and improving current therapies, particularly those that alleviate the suffering of cancer patients. I am confident that under the new CEO, the Company can continue to strive to meet these as well as many new challenges. I wish the Company, its employees and shareholders the very best, and extend to you my heartfelt thanks for your support during my tenure.

[PHOTO OF KENNETH F. TEMPERO APPEARS HERE]

Sincerely,


/s/ K.F. Tempero

Kenneth F. Tempero, M.D., Ph.D.
Chairman and Chief Executive Officer
March 11, 1996
marketing

MGI PHARMA's top priority for 1996 is to increase sales of Salagen(R) Tablets, a safe and effective drug that stimulates salivary secretion in glands that have been damaged by radiation therapy for head and neck cancer. While positive momentum has been established since we began marketing Salagen(R) Tablets in April 1994, new efforts are underway to more effectively position Salagen(R) Tablets as a treatment for this previously untreated condition.

"I strongly believe that Salagen
will become the treatment of choice for Sjogren's syndrome."

[PHOTO OF FREDERICK VIVINO, M.D. APPEARS HERE]

Frederick Vivino, M.D., director, of the Philadelphia Sjogren's Syndrome Dry Mouth Treatment Center at Presbyterian Medical Center, is involved in clinical trials testing Salagen(R) Tablets' effectiveness in treating dry mouth caused by Sjogren's, an autoimmune disease.

Marketing Strategy

Central to our new six-point marketing strategy is education designed to increase the awareness and ongoing use of Salagen(R) Tablets directed toward both the healthcare providers and patients. The cornerstone of this strategy emphasizes the importance of saliva and the long-term consequences of xerostomia with physicians who treat this condition. Our target physician specialists include radiation oncologists, hospital-based dentists, head and neck surgeons, and other related medical specialists.

Typically, radiation therapy for head and neck cancer is administered daily for six weeks. Decreased salivary output occurs immediately upon the first dose of radiation therapy. After three to four weeks, side effects often include mouth sores, pain and weight loss. By the fifth or sixth week, most patients need codeine or morphine for pain relief; treatment sometimes must be interrupted because of the severe side effects. Salagen(R) Tablets' role in stimulating damaged salivary glands to replace some of the lost saliva, and the importance of early treatment, are central points of emphasis in our new marketing programs. During 1996, we plan to support the growing body of in-process and published clinical data on the therapeutic effectiveness of Salagen(R) Tablets.

In addition, we are increasing our efforts to help both patients and physicians understand that saliva is a unique and medically necessary substance. It contains many essential proteins, enzymes, electrolytes and minerals that aid tasting, speaking, chewing and digestion, as well as providing protection from bacteria, viruses and fungal growths that can cause mouth and throat infections and tooth decay. Because saliva is so much more complex and beneficial than moisture, common dry-mouth remedies, such as sips of water, hard candies and saliva substitutes, simply do not effectively stimulate saliva production and are not equivalent to Salagen(R) Tablets.

[PHOTO OF ATHENA PAPAS, D.M.D., PH.D. APPEARS HERE]

"Salagen dramatically reduces dry mouth, and can improve patients' quality of life and dental health."

Athena Papas, D.M.D., Ph.D., director of oral medicine at Tufts Dental School, Boston, is a renowned saliva expert who runs a dry mouth clinic.

                                   marketing

1995 was a year of extensive market research. MGI's new marketing plan outlines six strategic initiatives for 1996.

                  [BAR GRAPH OF PRODUCT SALES APPEARS HERE]
                         based on the following data:

                          1st Quarter    $  937,140
                          2nd Quarter    $1,061,294
                          3rd Quarter    $1,142,800
                          4th Quarter    $1,465,997

initiatives

Increase sales of Salagen(R) Tablets in 1996

Educate physicians to the benefits of using Salagen(R) Tablets early in treatment

Expand licensing for Salagen(R) Tablets internationally

The goal of our new marketing strategy is to more solidly establish Salagen(R) Tablets as the first-line, preferred treatment for xerostomia. To increase Salagen(R) Tablets sales growth, we plan to:

 .    Educate physicians and patients about the importance of saliva and the long-term consequences of dry mouth, using new educational materials.
 .    Establish early use of Salagen(R) Tablets to deal with the immediate effects of radiation therapy.
 .    Ensure that physicians prescribe appropriate dosages and monitor and counsel the patient from initial Salagen(R) Tablets treatment through the initial therapeutic response.
 .    Provide a Xerostomia Patient Management Program for health care providers to help patients understand and comply with their treatment. This will include patient educational materials, a patient newsletter, and a new toll-free (Salagen(R) Tablets/Dry Mouth) information phone line.
 .    Build our commercial operations to more effectively communicate the
     Salagen(R) Tablets message to health care providers and patients.
 .    Continue and enhance support of our network of international partners as they introduce and expand Salagen(R) Tablets in their markets.

development

"We're enthusiastic about acylfulvenes' unique ability to affect cancerous tumors that are resistant to other forms of chemotherapy."

[PHOTOS OF DANIEL VON HOFF, M.D. AND S. GAIL ECKHARDT, M.D. APPEAR HERE]

Daniel Von Hoff, M.D., director (left), and S. Gail Eckhardt, M.D., associate director (bottom), Institute for Drug Development, Cancer and Therapy Research Center at San Antonio, are oncologists undertaking human clinical trials for acylfulvenes.

[GRAPHIC OF THE MGI 114 CHEMICAL STRUCTURE (6-HYDROXYMETHYLACYLFULVENE) APPEARS HERE]

Currently, MGI PHARMA is devoting most of its pharmaceutical development resources to two areas: investigating the potential of a new and unique family of compounds, called the acylfulvenes, that have the potential to become a significant new cancer therapy; and expanding the approved indications for our primary commercialized product, Salagen(R) Tablets.

[GRAPHIC OF THE OMPHALOTUS ILLUDENS MUSHROOM APPEARS HERE]

Acylfulvenes

In extensive preclinical work involving human tumors transplanted to animals, the acylfulvenes appear to be more effective than currently approved drugs in fighting cancers of the lung, breast, colon and skin. Acylfulvenes are chemically modified versions of natural substances produced by the Omphalotus illudens mushroom. They utilize a mechanism of tumor-killing action that is distinct from other chemotherapeutic drugs and appear to be absorbed more quickly by tumor cells than by healthy tissue.

In September 1995, the Company completed enough preclinical testing with MGI 114, the lead acylfulvenes compound, to file an Investigative New Drug (IND) application with the FDA. In December, human clinical studies began when MGI 114 was administered to the first patient. During 1996, our continuing Phase I human clinical studies will examine safety and patient tolerance of the drug, while later phases will measure its cancer-fighting effectiveness. Also during 1996, we will begin evaluating several other acylfulvenes molecules in animal studies. Although very exciting, the acylfulvenes, an early-stage pharmaceutical, are at the very beginning of human testing and incorporate the high risk associated with all early-stage developmental drug candidates.

"In our studies, we're finding
that Salagen virtually eliminates painful throat and mouth ulcers in cancer patients, allowing potentially life-saving radiation treatments to proceed."

[PHOTOS OF FRANCIS LEVEQUE, D.D.S. AND JAMES FONTANESI, M.D. APPEAR HERE]

Francis LeVeque, D.D.S., oral surgeon (left), and James Fontanesi, M.D., pediatric oncologist (right), are clinical researchers at Wayne State University, Detroit, studying the benefits of using Salagen(R) Tablets at the beginning of radiation therapy for head and neck cancer.

Expanding Salagen(R) Tablets

Development resources also have been channeled into expanding the approved medical uses for Salagen(R) Tablets in a dry-mouth and dry-eyes patient population significantly larger than the population of head and neck cancer patients. These include patients suffering from a chronic autoimmune disease known as Sjogren's syndrome, and of patients suffering from dry mouth and dry eyes resulting from the use of antidepressants and cancer pain medications such as morphine and codeine.

The development cycle is farthest along for Sjogren's syndrome, a disease that gradually destroys the moisture-producing glands of the body and is common in patients suffering from rheumatic or autoimmune diseases. Patient enrollment has been completed for the Company's two pivotal Sjogren's syndrome studies. We plan to complete data analysis and file a supplemental New Drug Application (sNDA) with the FDA during the 1996 second half.

We remain excited about the multiple market opportunities for Salagen(R) Tablets
- a drug that has been proven safe and effective and can be characterized as low risk, moderate reward. We are equally energized by the long-term potential for acylfulvenes, a possible breakthrough drug for cancer treatment.

         [BAR GRAPH OF RESEARCH AND DEVELOPMENT EXPENSES APPEARS HERE]
                         based on the following data:

                             1993    $6,896,608
                             1994    $6,196,076
                             1995    $7,266,597

                                  development
                            management's discussion
         and analysis of financial condition and results of operations

Overview

MGI PHARMA, INC. ("MGI" or the "Company") is a pharmaceutical company which acquires, develops and markets specialty pharmaceuticals. The Company's goal is to develop innovative products that significantly improve the treatment of a variety of serious medical conditions. The Company is initially focused on products that treat cancer or improve the quality of life for cancer patients.

In March 1994, MGI received approval from the Food and Drug Administration ("FDA") to market Salagen(R) Tablets for treatment of radiation-induced dry mouth in head and neck cancer patients. The Company began marketing Salagen(R) Tablets to physicians across the United States during the 1994 second quarter. Commercialization of Salagen(R) Tablets outside the United States is being accomplished through establishment of various licensing and distributor relationships. These include Europe, Japan, Canada, Israel, and Taiwan.

During 1995, MGI entered into a cooperative development and commercialization agreement with Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company. Under the agreement, Dainippon was granted exclusive rights in Japan to MGI's acylfulvenes, a family of anticancer compounds with a mechanism of action that is novel compared to approved chemotherapeutic drugs. In addition to making a $2.8 million equity investment in MGI, Dainippon is expected to make milestone payments of approximately $12 million during the precommercial period (of which nearly $3 million was paid during 1995) and MGI will participate in commercial success of acylfulvenes in Japan by supplying Dainippon with bulk drug substance.

Results of Operations

The Company's 1995 net loss of $2,614,478 compares with net losses of $9,696,946 and $11,722,877 in 1994 and 1993, respectively. While the decreased loss in 1995 was primarily due to increased licensing revenue, net sales of Salagen(R) Tablets also increased.

Licensing revenue increased 372% to $7,718,094 in 1995, following a 240% increase from $481,390 in 1993 to $1,636,343 in 1994. The 1995 increase was primarily due to nearly $3 million paid by Dainippon in conjunction with granting the license to develop and market acylfulvenes, and a non-recurring $3 million payment from DEKALB Genetics Corporation, in conjunction with the transfer of certain non-core agricultural technology to DEKALB. Also contributing to the 1995 increase was a non-recurring $1 million milestone payment received in the 1995 first quarter from Chiron B.V. following approval of Salagen(R) Tablets for marketing in the United Kingdom. The 1994 increase was almost exclusively due to establishment of the alliance with Kissei Pharmaceutical for commercialization of Salagen(R) Tablets in Japan. Future licensing revenues will likely fluctuate from one quarter to the next and between years depending on current partners achievement of milestones and the amount of their recurring royalty generating activities, and the timing of initiating additional licensing relationships. Absent revenue from initiation of additional licensing relationships, 1996 licensing revenue is expected to decline from 1995 amounts due to the magnitude of initiation and milestone payments recognized in 1995.

                [BAR GRAPH OF LICENSING REVENUES APPEARS HERE]
                         based on the following data:

                             1993       $481,390
                             1994     $1,636,343
                             1995     $7,718,094

Sales revenue increased 8% to $4,607,231 in 1995, following an 87% increase from $2,285,458 in 1993 to $4,276,027 in 1994. The increase in 1995 reflected increasing sales of Salagen(R) Tablets, partially reduced by continuation of the long-term decline in sales of DIDRONEL(R) I.V. Infusion. The increase in 1994 was due to the launch of Salagen(R) Tablets in the U.S. during the 1994 second quarter and reflects relatively large quantities of product sold to wholesale distributors. Inventory quantities in distribution channels have been approaching equilibrium since launch, and management believes Company shipments have only recently increased to a level which approximates retail demand for Salagen(R) Tablets. The recent trend in retail demand, as estimated using shipment activity from wholesalers to pharmacies, has been approximately a 10% increase per quarter.

Cost of sales increased 37% to $771,912 in 1995, following a 137% increase from $237,626 in 1993 to $563,490 in 1994. The 1995 increase was due primarily to a non-recurring provision for potential excess inventory. Management believes that future cost of sales as a percent of sales should eventually resume its historical relationship of around 10%. This relationship will continue to be influenced by the unit sales volume of Salagen(R) Tablets, as the Company's fixed production costs are allocated across the base of production activity.

Interest and other income increased 8% to $957,785 in 1995, following a 13% decrease from $1,010,837 in 1993 to $884,066 in 1994. The 1995 increase was due to higher investment yields in 1995, partially reduced by a decline in the average amount of funds available for investment in 1995. Despite the decline in average amount of funds available for investment, positive cash flow late in 1995, especially from Dainippon and DEKALB, resulted in more funds available for investment at the end of 1995 than were available at the beginning of 1995. The 1994 decrease in interest income was due to reduced funds available for investment. Until the Company attains positive cash flow, whether from operations or outside funding, funds available for investments will continue to decline. Interest income would correspondingly decline, assuming yields remain constant. Near the end of 1995, reinvestment rates were trending lower.

   [BAR GRAPH OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES APPEARS HERE]
                         based on the following data:

                               1993      $6,896,608
                               1994      $6,196,076
                               1995      $7,266,597

Total research and development expense increased 17% to $7,266,597 in 1995, following a 10% decrease from $6,896,608 in 1993 to $6,196,076 in 1994. Expenses in 1995 primarily included continued development of Salagen(R) Tablets, especially toward expansion of the approved indication, and of acylfulvenes, including filing of an Investigational New Drug application and initiating enrollment in a Phase I clinical study for MGI 114, the lead analog of these anticancer compounds. Over the next several quarters, development of Salagen(R) Tablets as a treatment for dry mouth due to Sjogren's Syndrome is expected to increase research and development expense.

Selling, general and administrative expenses decreased 15% to $7,487,413 in 1995, following a 30% increase from $6,813,093 in 1993 to $8,845,171 in 1994.
The 1995 decrease resulted from the effect of non-recurring 1994 selling expenses associated with the 1994 launch of Salagen(R) Tablets and scaling down selling expenses in 1995. This decrease was tempered by a non-recurring $670,000 provision for 1995 expenses related to the retirement of the Company's Chief Executive Officer. While the level of initial-use prescriptions of Salagen(R) Tablets has been satisfactory, management believes improvement in the ratio of refill prescriptions to initial-use prescriptions is essential for the product to realize its full potential. New efforts targeting better conversion of initial prescribing into ongoing refills are being implemented and selling expense will likely increase for 1996 compared to 1995 as these new efforts are implemented.

Using the purchase method of accounting to record acquisition of DIDRONEL(R) I.V. Infusion, acquired intangible assets were recorded at their estimated fair market value at their acquisition in 1990 and the excess purchase price over these values was recorded as goodwill. These assets, including goodwill, were amortized over their estimated useful lives (generally five years) on a straight-line basis and were fully amortized at December 31, 1995, resulting in $371,666, $888,645 and $1,553,235 of amortization expense in 1995, 1994 and
1993, respectively.


Liquidity and Capital Resources

At December 31, 1995, the Company had cash and cash equivalents and investments of $17,978,931 and working capital of $15,973,086 compared to $16,636,590 and $14,858,722, respectively, at December 31, 1994. During the year ended December 31, 1995, the Company used cash of $1,727,567 to fund its operating activities, and received $2,837,687 of cash from the issuance of common stock to Dainippon.

            [BAR GRAPH OF TOTAL CASH AND INVESTMENTS APPEARS HERE]
                         based on the following data:

                               1993      $22,937,982
                               1994      $16,636,590
                               1995      $17,978,931

Cash in excess of current operating needs is invested in marketable debt securities in accordance with the Company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

Substantial amounts of capital are required for pharmaceutical development and commercialization efforts. For continued development and commercialization of MGI 114 and Salagen(R) Tablets, the Company plans to utilize cash provided from growth in sales of Salagen(R) Tablets, collaborative arrangements and existing liquid assets. If these sources of capital are insufficient, the Company will seek other sources of funding, including additional equity issuances, or it will manage the pace of developing MGI 114 and continuing label expansion of Salagen(R) Tablets.

For 1996, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, no effect on the Company's expense recognition is expected. However, extensive new disclosures will be required in notes to the financial statements.

                                  consolidated
                                 balance sheets
                                MGI PHARMA, INC.

                                               December 31,  December 31,
                                                       1995          1994
                                               ------------  ------------
Assets

Current Assets:
   Cash and cash equivalents                    $ 9,075,569   $ 6,728,006
   Short-term investments                         8,903,362     9,908,584
   Receivables, less allowances
     of $324,349 and $347,823                       566,366       283,636
   Inventories, net                               1,003,278     1,386,909
   Prepaid expenses                                  43,417       595,746
                                                -----------   -----------
     Total current assets                        19,591,992    18,902,881

Equipment and furniture,
  at cost less accumulated
  depreciation of $681,467 and $624,122             243,197       359,393

Intangible assets,
  net of accumulated
  amortization of $8,205,249 and $7,833,583              --       371,666

Other assets                                        515,991       448,515
                                                -----------   -----------

Total assets                                    $20,351,180   $20,082,455
                                                ===========   ===========

Liabilities and Stockholders' Equity

Current Liabilities:

   Accounts payable                             $ 1,277,713   $ 1,752,555
   Accrued expenses                               2,333,868     1,499,702
   Unearned revenue                                      --       777,778
   Other current liabilities                          7,325        14,124
                                                -----------   -----------
     Total current liabilities                    3,618,906     4,044,159
                                                -----------   -----------

Stockholders' Equity:
   Common stock, $.01 par value,
     30,000,000 authorized shares,
     12,781,608 and 11,945,544 issued shares        127,816       119,455
   Additional paid-in capital                    82,872,883    79,706,292
   Notes receivable from officers                  (432,082)     (565,586)
   Accumulated deficit                          (65,836,343)   63,221,865)
                                                -----------
     Total common stockholders' equity           16,732,274    16,038,296
                                                -----------   -----------

Total liabilities and stockholders' equity      $20,351,180   $20,082,455
                                                ===========   ===========

See accompanying notes to consolidated financial statements.

                           consolidated statements of
                                   operations
                                MGI PHARMA, INC.

                                              Year Ended December 31,
                                    -------------------------------------------
                                        1995           1994           1993
                                    -------------  -------------  -------------
Revenues:
  Sales                              $ 4,607,231    $ 4,276,027   $  2,285,458
  Licensing                            7,718,094      1,636,343        481,390
  Interest and other                     957,785        884,066      1,010,837
                                      13,283,110      6,796,436      3,777,685

Costs and Expenses:
  Research and development             7,266,597      6,196,076      6,896,608
  Cost of sales                          771,912        563,490        237,626
  Selling, general and
   administrative                      7,487,413      8,845,171      6,813,093
  Amortization of intangible
   assets                                371,666        888,645      1,553,235
                                      15,897,588     16,493,382     15,500,562

Net loss                             $(2,614,478)   $(9,696,946)  $(11,722,877)

Net loss per common share                 $(0.21)        $(0.82)        $(1.03)

Weighted average number
of common shares outstanding          12,508,639     11,784,027     11,414,517


See accompanying notes to consolidated financial statements.

                           consolidated statements of
                                   cash flows
                                MGI PHARMA, INC.

                                              Year Ended December 31,
                                    -------------------------------------------
                                        1995           1994           1993
                                    -------------  -------------  -------------
Operating Activities:
Net loss                            $ (2,614,478)  $ (9,696,946)  $(11,722,877)
Adjustments for non-cash items:
  Depreciation and asset
   amortization                          476,702      1,011,682      1,660,698
  Unearned revenue amortization         (777,778)      (388,889)            --
  Facility rent abatement                (39,264)       (77,572)       (58,723)
  Deferred compensation                       --             --        278,363
  Other                                  185,501        140,070        306,622
Change in operating assets and
 liabilities:
  Receivables                           (282,730)      (149,938)       154,551
  Receivables from employees                  --        104,528       (104,528)
  Inventories                            383,631       (986,504)      (283,428)
  Prepaid expenses                       552,329       (595,488)            --
  Accounts payable and accrued
   expenses                              395,319        498,119        222,845
  Unearned revenue                            --      1,166,667             --
  Other current liabilities               (6,799)       (41,455)       (15,542)
                                    ------------   ------------   ------------
     Net cash used in operating
      activities                      (1,727,567)    (9,015,726)    (9,562,019)
                                    ------------   ------------   ------------

Investing Activities:
Purchase of investments              (21,469,232)   (21,945,336)   (24,486,180)
Maturity of investments               22,474,454     30,290,649     29,287,772
Purchase of equipment and
 furniture                                (4,066)      (114,960)      (268,158)
Other                                     66,028          1,214       (108,571)
                                    ------------   ------------   ------------
     Net cash provided in
      investing activities             1,067,184      8,231,567      4,424,863
                                    ------------   ------------   ------------

Financing Activities:
Issuance of shares under employee
 stock plans                             170,259        494,747        660,290
Proceeds from issuance of shares       2,837,687      2,333,333             --
                                    ------------   ------------   ------------
     Net cash provided in
      financing activities             3,007,946      2,828,080        660,290
                                    ------------   ------------   ------------
Increase (decrease) in cash and
 cash equivalents                      2,347,563      2,043,921     (4,476,866)
Cash and cash equivalents at
 beginning of year                     6,728,006      4,684,085      9,160,951
                                    ------------   ------------   ------------
Cash and cash equivalents at end
 of year                            $  9,075,569   $  6,728,006   $  4,684,085
                                    ============   ============   ============


See accompanying notes to consolidated financial statements.

                           consolidated statements of
                              stockholders' equity
                                MGI PHARMA, INC.

                                                                          Notes
                                                        Additional   Receivable                          Total
                                               Common      Paid-in         from     Accumulated   Stockholders'
                                                Stock      Capital     Officers         Deficit         Equity
                                              --------  -----------  -----------  -------------  --------------
Balance at December 31, 1992                  $112,649  $74,732,997   $      --   $(41,802,042)   $ 33,043,604
Exercise of stock options, 208,647 shares        2,086      855,143    (448,480)            --         408,749
Restricted stock unit conversions,
29,290 shares                                      293      387,799          --             --         388,092
Employee stock purchase plan,
32,666 shares                                      327      251,213          --             --         251,540
Employee retirement savings plan
contribution, 11,981 shares                        120      162,687          --             --         162,807
Note payment                                        --           --      11,092             --          11,092
Other issuances, 10,000 shares                     100      142,400          --             --         142,500
Nonemployee director stock option issuance          --       60,000          --             --          60,000
Net loss                                            --           --          --    (11,722,877)    (11,722,877)
                                              --------  -----------   ---------   ------------    ------------
Balance at December 31, 1993                   115,575   76,592,239    (437,388)   (53,524,919)     22,745,507
Exercise of stock options, 126,640 shares        1,266      448,861    (144,525)            --         305,602
Employee stock purchase plan,
26,295 shares                                      263      176,882          --             --         177,145
Employee retirement savings plan
contribution, 18,064 shares                        181      157,147          --             --         157,328
Strategic alliance issuance,
217,054 shares                                   2,170    2,331,163          --             --       2,333,333
Note payment                                        --           --      16,327             --          16,327
Net loss                                            --           --          --     (9,696,946)     (9,696,946)
                                              --------  -----------   ---------   ------------    ------------
Balance at December 31, 1994                   119,455   79,706,292    (565,586)   (63,221,865)     16,038,296
Exercise of stock options, 16,847 shares           169       68,820          --             --          68,989
Employee stock purchase plan,
31,746 shares                                      317      100,953          --             --         101,270
Employee retirement savings plan
contribution, 37,471 shares                        375      166,631          --             --         167,006
Issuance of shares, 750,000 shares               7,500    2,830,187          --             --       2,837,687
Note payment                                        --           --     133,504             --         133,504
Net loss                                            --           --          --     (2,614,478)     (2,614,478)
                                              --------  -----------   ---------   ------------    ------------
Balance at December 31, 1995                  $127,816  $82,872,883   $(432,082)  $(65,836,343)   $ 16,732,274
                                              ========  ===========   =========   ============    ============

See accompanying notes to consolidated financial statements.


                                     notes
                      to consolidated financial statements
                                MGI PHARMA, INC.

1.  Summary of Significant Accounting Policies

Description of Business

MGI PHARMA, INC. ("MGI" or the "Company") is a pharmaceutical company which acquires, develops and markets specialty pharmaceuticals. The Company's goal is to develop innovative products that significantly improve the treatment of a variety of serious medical conditions. The Company is initially focused on products that treat cancer or improve the quality of life for cancer patients. It is currently marketing its oncology products to physicians across the United States, with sales made to pharmaceutical wholesalers for distribution to the ultimate consumer of Company products. Sales of Salagen(R) Tablets account for the vast majority of Company sales. The Company intends to commercialize its products outside the United States through various alliances, and has agreements with international pharmaceutical companies to commercialize Salagen(R) Tablets for the European, Japanese and Canadian markets. Product development efforts currently include continued development of Salagen(R) Tablets, especially toward expansion of the approved indication, and development of acylfulvenes, a family of compounds with potential to become effective cancer therapies. Exclusive rights to acylfulvenes for Japan were granted to a Japanese pharmaceutical company under a cooperative development and commercialization agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Molecular Genetics Research, Inc., its wholly-owned subsidiary, for all periods and dates presented until it was merged into MGI and ceased to exist in November 1994. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents and Short Term Investments

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Investment in Certain Debt and Equity Securities. In accordance with SFAS No. 115, prior period financial statements have not been restated. No cumulative effect adjustment occurred as a result of this change in accounting principle.

  Because the Company has the positive intent and the ability to hold its investments to maturity, they are considered held-to-maturity investments. As such, they are stated at amortized cost, which approximates estimated fair value. Amortized cost is adjusted for amortization of premiums and discounts to maturity, and this amortization is included in interest and other income in the accompanying statements of operations.

  The Company considers highly liquid debt instruments with remaining maturities of ninety days or less at the time of purchase to be cash equivalents. Other highly liquid debt instruments with remaining maturities of one year or less at the time of purchase are classified as short-term investments.

Concentration of Credit Risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist primarily of cash investments and trade receivables.

  Cash in excess of current operating needs is invested in accordance with the Company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

  The Company grants credit primarily to pharmaceutical wholesale distributors throughout the United States in the normal course of business. Customer credit worthiness is routinely monitored and collateral is not normally required.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Intangible Assets

In connection with its 1990 acquisition of DIDRONEL(R) I.V. Infusion, the Company recognized $8,205,249 of intangible assets under the purchase method of accounting. The acquired assets were recorded at their estimated fair market values as of the date of acquisition, with the excess purchase price over these values recorded as goodwill. These assets, including goodwill, were fully amortized at December 31, 1995.

Sales Recognition

Sales and related costs are recognized upon shipment of product to customers. Sales are recorded net of provisions for returns, discounts, Medicaid rebates and chargebacks.

Licensing Revenue Recognition

Licensing revenue is recognized when underlying performance criteria for payment have been met and the Company has an unconditional right to such payment. Depending on a license agreement's terms, recognition criteria may be satisfied upon achievement of milestones, passage of time or product sales by the licensee. Payments received by the Company in excess of amounts earned are classified as unearned revenue.

Advertising and Promotion Expense

Costs of advertising and promotion are expensed as incurred and were $1,163,320, $2,182,908 and $606,700 in 1995, 1994 and 1993, respectively. The Company has not deferred costs related to direct-response advertising.

Depreciation

Depreciation of equipment and furniture is provided over the estimated useful lives of the respective assets on a straight-line basis. Estimated useful lives of equipment and furniture range from three to ten years.

Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of January 1, 1993. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases.

Loss Per Common Share

Loss per common share is based upon the weighted average number of shares outstanding during each period. Common stock equivalents are not included as their effect is antidilutive.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting reported asset and liability amounts and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

For 1996, the Company is required to adopt Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. Initial application of SFAS No. 121 is not expected to result in recognition of a cumulative effect of a change in accounting principle by the Company. SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans. Since the Company intends to elect continued recognition of certain stock-based compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, no effect on the Company's expense recognition is expected. However, extensive new disclosures will be required in notes to the consolidated financial statements.

Basis of Presentation

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.  Short-Term Investments

Held-to-maturity investments, including estimated fair value based on quoted market prices or valuation models, at December 31, 1995 and 1994 are summarized as follows:

                          1995                    1994
                   ----------------------------------------------
                      Cost     Fair Value     Cost     Fair Value
                   ----------------------------------------------
Commercial
  paper            $7,896,851  $7,896,851  $7,899,033  $7,899,033
Closed-end
  investment
  companies         1,006,511   1,006,511          --          --
Corporate notes            --          --   2,009,551   2,009,551
                   ----------------------------------------------
Short-term
  investments      $8,903,362  $8,903,362  $9,908,584  $9,908,584
                   ==============================================

3.  Inventories

Inventories at December 31, 1995 and 1994 are summarized as follows:

                                 1995         1994
                              -----------------------
Raw materials and supplies    $   26,631   $  157,476
Work in process                   68,387       14,676
Finished products              1,089,718    1,228,319
Valuation allowance             (181,458)     (13,562)
                              -----------------------
                              $1,003,278   $1,386,909
                              =======================


4.    Accrued Expenses

Accrued expenses at December 31, 1995 and 1994 are summarized as follows:

                                                    1995        1994
                                                 ----------------------
Retirement commitment                            $  655,468  $       --
Product development commitments                     476,049     477,358
Bonuses                                             356,826     226,776
Technology licensing commitment                     253,243          --
Retirement plan contribution                        145,854     134,831
Other accrued expenses                              446,428     660,737
                                                 ----------------------
                                                 $2,333,868  $1,499,702
                                                 ======================

5.    Leases

The Company leases office space and computer software under non cancelable lease agreements that contain renewal options and require the Company to pay operating costs, including property taxes, insurance and maintenance. Rent expense for all operating leases was $334,534, $401,023 and $363,916 in 1995, 1994 and 1993,
respectively.

      Future minimum lease payments under non cancelable lease agreements are approximately as follows:

1996                                                          $286,000
1997                                                           214,000
Thereafter                                                          --
                                                              --------
                                                              $500,000
                                                              ========

6.  Licensing Arrangements

During 1995, MGI entered into a cooperative development and commercialization agreement with Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company, whereby MGI granted Dainippon exclusive rights to its acylfulvenes in Japan. Under this agreement, Dainippon is expected to make $12 million in milestone payments during a precommercial phase and MGI will participate in the commercial success of the drug product in Japan by supplying Dainippon with bulk drug substance. The precommercial phase will conclude upon receipt of approval to market the first acylfulvenes product in Japan and payment of the approval milestone by Dainippon. The remainder of the milestone payments are scheduled to be received over approximately five years, with nearly $3 million already paid through December 31, 1995. In conjunction with the agreement, MGI issued 750,000 shares of common stock to Dainippon and received net proceeds of $2.8 million from this issuance.

          Also during 1995, MGI transferred certain non-core agricultural technology to DEKALB Genetics Corporation. DEKALB made a one-time payment of $3 million to MGI for these rights. Separately, a non-recurring $1 million milestone payment was received in 1995 from Chiron B.V. following approval of Salagen(R) Tablets for marketing in the United Kingdom. A strategic alliance was established with Chiron in 1992 for commercialization of Salagen(R) Tablets in Europe.

          During 1994, MGI licensed exclusive rights to commercialize Salagen(R) Tablets in Japan to Kissei Pharmaceutical Co., Ltd., a Japanese pharmaceutical company. Kissei is expected to make certain milestone payments, with the final milestone payment due upon its filing for product approval in Japan. MGI will participate in commercial success of the product through royalty payments based on product sales in Japan. In conjunction with the license, MGI issued 217,054 shares of common stock to Kissei at a premium over market value. The issuance premium of $1,166,667 was amortized evenly to licensing revenues through December 31, 1995, with $777,778 earned and recognized in 1995. Total proceeds of $3.5 million from the stock issuance were used to supplement funding of MGI's clinical studies with Salagen(R) Tablets as a potential treatment for chronic dry-mouth symptoms resulting from Sjogren's syndrome.

7.  Stockholders' Equity

Common Stock Purchase Rights

Each share of the Company's common stock has one Common Stock Purchase Right ("Right") attached. Each Right entitles shareholders to buy one-half of one share of MGI common stock at an initial exercise price of $12 (subject to adjustment). The Rights become exercisable only if certain change in ownership control events occur and the Company does not redeem the Rights. The Rights expire on February 2, 1998, if not previously redeemed or exercised.

Stock Incentive Plans

Under stock incentive plans, designated persons (including officers, directors, and employees) have been or may be granted rights to acquire Company common stock. These rights include stock options and restricted stock units. At December 31, 1995, 1,367,282 shares remain available for grant.

          Stock options become exercisable over varying periods and expire up to ten years from date of grant. Options may be granted in the form of incentive stock options or nonqualified stock options. The option price for incentive stock options cannot be less than fair market value on the date of the grant. The option price for nonqualified stock options may be set by the board of directors. At December 31, 1995, options representing 747,029 shares were exercisable.

         Stock option activity in the three years ended December 31, 1995 is summarized as follows:

                                                Number    Average Price
                                              of Shares     Per Share
                                              -------------------------
Outstanding at December 31, 1992              1,022,437          $ 6.13
                                              ---------
  Granted                                       192,463           13.44
  Exercised                                    (208,647)           4.11
  Canceled                                      (11,175)          13.28
                                              ---------
Outstanding at December 31, 1993                995,078            7.89
                                              ---------
  Granted                                       407,137           12.95
  Exercised                                    (151,883)           5.08
  Canceled                                      (63,090)          13.16
                                              ---------
Outstanding at December 31, 1994              1,187,242            9.70
                                              ---------
  Granted                                       661,350            5.73
  Exercised                                     (16,847)           4.10
  Canceled                                     (210,692)           9.06
                                              ---------
Outstanding at December 31, 1995              1,621,053            8.23
                                              =========

  Loans to officers were made for their exercises of options and payment of associated tax obligations. The loans are full recourse, unsecured obligations. At December 31, 1995, $528,859 of principal remains outstanding, of which $429,500 is payable on or before March 31, 1997. The remainder is payable upon demand. The portion required to exercise options is presented as "Notes receivable from officers" within stockholders' equity and the remaining balance is presented as "Other assets" in the accompanying balance sheets.

  For restricted stock units, the fair market value of awards, as of the award date, is recognized as compensation expense over an award's restricted period. Compensation expense related to restricted stock units was $278,363 in 1993. No expense was recognized in 1995 or 1994. At December 31, 1995, no restricted stock units were outstanding.

Employee Stock Purchase Plan

Under the Company's employee stock purchase plan, substantially all employees may purchase shares of common stock at the end of semiannual purchase periods at a price equal to the lower of 85% of the stock's fair market value on the first or last day of that period. Plan funding occurs throughout the purchase period by pre-elected payroll deductions of up to 15% of regular pay. Since purchases are employee funded, no compensation expense results from the plan. Shares issued under the plan were 31,746, 26,295 and 32,666 at average prices of $3.19, $6.74 and $7.70 per share in 1995, 1994 and 1993, respectively. At December 31, 1995, 100,728 shares remain reserved for future issuance under the plan.

Retirement Savings Plan

The Company's retirement savings plan conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. Under the savings plan, participants may contribute a percentage of their eligible compensation for investment in Company common stock or other investment vehicles. The Company matches a portion of employees' contributions and may also make discretionary contributions ratably to all eligible employees. Company contributions are made in the form of Company common stock and become fully vested when an employee attains five years of service. Contribution expense was $185,502, $140,070 and $164,123 in 1995, 1994 and 1993, respectively. The
Company had 396,171 shares reserved for future issuance under the savings plan at December 31, 1995.

Preferred Stock

At December 31, 1995, 10,000,000 shares of preferred stock remain issuable. Issuance is subject to Board of Directors' action.


8.  Money Purchase Retirement Plan

The Company sponsors a money purchase retirement plan covering substantially all employees. Under the plan, the Company contributes a percentage of participating employees' eligible compensation. Company contributions resulted in expense of $139,717, $126,095 and $175,826 in 1995, 1994 and 1993, respectively.


9.  Income Taxes

The Company incurred losses for both book and tax purposes in each of the three years in the period ended December 31, 1995, and accordingly, no income taxes were provided. Effective tax rates differ from statutory federal income tax rates in the years ended December 31, 1995, 1994 and 1993 as follows:

                                       1995     1994     1993
                                      -------------------------
Statutory federal income tax rate     (35.0)%  (35.0)%  (35.0)%
Effect on deferred tax asset
of federal tax rate increase              --       --     (5.1)
Valuation allowance increase            44.3     40.7     46.4
Research activities credit              (7.9)    (2.5)    (3.8)
State income taxes, net of federal
benefit                                 (2.5)    (2.5)    (2.5)
Other                                    1.1     (0.7)      --
                                      ------------------------
                                        0.0 %    0.0 %    0.0 %
                                      ========================

     Deferred taxes as of December 31, 1995 and 1994 consist of the following:

                                            1995           1994
                                        ----------------------------
Deferred Tax Assets:
  Receivable allowances                 $    121,631   $    130,433
  Rent expense                                    --         29,980
  Inventory allowances                        68,047          5,086
  Miscellaneous accrued expenses             396,936         65,011
  Net operating loss carryforward         26,481,668     25,881,973
  Research credit carryforward             2,097,143      1,890,341
  Alternative minimum tax credit
  carryforward                                48,295         48,295
                                        ---------------------------
                                          29,213,720     28,051,119
  Less valuation allowance               (29,192,132)   (28,033,647)
                                        ---------------------------
                                        $     21,588   $     17,472
                                        ===========================
Deferred Tax Liabilities:
  Tax depreciation greater than book    $     21,588   $     17,472

  At December 31, 1995, the Company had net operating loss carryforwards of approximately $71,000,000 for federal income tax purposes, which begin to expire in 1996. Additionally, the Company had research credit carryforwards of approximately $2,097,000, which begin to expire in 1996. The net change in the valuation allowance for the years ended December 31, 1995 and 1994 was an increase of $1,158,485 and $3,941,707, respectively.


10.  Quarterly Financial Data (Unaudited)

Following is a summary of quarterly financial results in the years ended December 31:

                             First       Second      Third     Fourth
                           --------------------------------------------
                             (in thousands, except per share amounts)
1995
Revenues                     $ 2,511     $ 1,954    $ 1,707    $ 7,111
Net income (loss)             (1,267)     (1,553)    (1,791)     1,997
Income (loss) per share      $ (0.11)    $ (0.12)   $ (0.14)   $  0.16
Weighted average shares       11,951      12,600     12,731     12,742

1994
Revenues                     $   692     $ 3,269    $ 1,015    $ 1,820
Net loss                      (2,744)       (937)    (3,288)    (2,728)
Loss per share               $ (0.24)    $ (0.08)   $ (0.28)   $ (0.23)
Weighted average shares       11,611      11,692     11,910     11,918

     Income (loss) per common share is computed based upon the weighted average number of shares outstanding during each period. Common stock equivalents are not included as their effect is antidilutive or immaterial.

                                  independent
                                auditors' report

The Board of Directors and Stockholders
MGI PHARMA, INC.:

We have audited the accompanying consolidated balance sheets of MGI PHARMA, INC. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGI PHARMA, INC. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

    KPMG Peat Marwick LLP


Minneapolis, Minnesota
February 9, 1996
                             selected consolidated
                                 financial data
                                MGI PHARMA, INC.

Consolidated Statements of Operations Data:
  (in thousands, except per share amounts)                    Year Ended December 31,
                                               -----------------------------------------------------
                                                 1995       1994       1993       1992       1991
                                               -----------------------------------------------------
Total revenues                                  $13,283    $ 6,796   $  3,778    $ 4,693    $ 8,657
Total costs and expenses                         15,897     16,493     15,501     13,940     17,372
Net loss                                        $(2,614)   $(9,697)  $(11,723)   $(9,247)   $(8,715)
Net loss per common share (a)                    $(0.21)    $(0.82)    $(1.03)    $(0.83)    $(0.94)
Weighted average number of
  common shares outstanding                      12,509     11,784     11,415     11,210      9,454


Consolidated Balance Sheets Data:
(in thousands)                                                       December 31,
                                                ---------------------------------------------------
                                                   1995       1994       1993       1992       1991
                                                ---------------------------------------------------
Cash and cash equivalents and investments       $17,979    $16,637   $ 22,938    $32,216    $38,569
Total assets                                     20,351     20,082     25,638     35,956     44,551
Total liabilities                                 3,619      4,044      2,893      2,912      2,705
Preferred stock (b)                                  --         --         --         --      3,696
Common stockholders' equity (c)                  16,732     16,038     22,745     33,044     38,150

(a) Adjusted for dividends on redeemable cumulative preferred stock through 1992.
(b) Effective January 10, 1992, the Company exercised its right to convert all of its then outstanding preferred stock into 414,117 shares of Company common stock.
(c)  No common stock cash dividends have been declared or paid by the Company.



Market Price and Related Matters

The following table sets forth, for the calendar periods indicated, the high and low last daily sales prices as reported on the NASDAQ National Market. Prices represent transactions between dealers and do not reflect retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

     As of February 22, 1996, MGI PHARMA had 1,166 shareholders of record of its common stock and had 12,784,411 shares of its common stock outstanding. The Company has not paid cash dividends on its common stock and has no present intention of paying cash dividends on its common stock.


Stock Prices

                                                           High       Low
                                                        -----------------
1995
First Quarter                                           $ 6 3/4  $  3 7/8
Second Quarter                                            4 3/4     3 45/64
Third Quarter                                             6 3/8     3 5/8
Fourth Quarter                                            6 1/2     4 3/8
1994
First Quarter                                           $14 3/4  $ 10 1/2
Second Quarter                                           12 1/2     9 3/4
Third Quarter                                            11 1/4     7 1/4
Fourth Quarter                                            8 1/4     5 1/4

                                   corporate
                                  information

Directors

Frederick W. Armstrong
Retired Vice President
American Cyanamid Company

Charles E. Austin
Retired Corporate Executive, Board Member and advisor to several private and public companies

Hugh E. Miller
Retired Vice Chairman and Director
ICI Americas, Inc.

Robert W. Powell, Jr.
Retired Vice President and Treasurer
Martin Marietta Corporation

Lee J. Schroeder
President and Director
Lee Schroeder & Associates, Inc.

Kenneth F. Tempero, M.D., Ph.D.
Chairman and Chief Executive Officer
MGI PHARMA, INC.


Executive Officers

Kenneth F. Tempero, M.D., Ph.D.
Chairman and Chief Executive Officer

James V. Adam
Vice President, Chief Financial Officer

Lori-jean Gille
Vice President, General Counsel and Secretary

Jon C. Lee
Vice President, Sales and Marketing

Charles C. Muscoplat, Ph.D.
Executive Vice President

Rajesh C. Shrotriya, M.D.
Vice President, Chief Medical Officer

Auditors

KPMG Peat Marwick LLP
Minneapolis, Minnesota


Outside Legal Counsel

Dorsey & Whitney LLP
Minneapolis, Minnesota


Transfer Agent and Registrar

Norwest Bank Minnesota, N.A.
P.O. Box 738
South Saint Paul, Minnesota 55075-0738
800-468-9716
Local: 450-4064


SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
         Investor Relations
         MGI PHARMA, INC.
         Suite 300E, Opus Center
         9900 Bren Road East
         Minnetonka, Minnesota 55343-9667


Annual Meeting

The annual meeting of shareholders will be held on May 14, 1996 at 3:30 p.m. at the Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, Minnesota 55343.


Inquiries

Shareholders and prospective investors are welcome to call or write the Company with questions or requests for additional information. Inquiries should be directed to Investor Relations at MGI PHARMA headquarters 612-935-7335.

Concept and Design: Yanovick Coburn Inc, Minneapolis, MN USA
Printing: Watt/Peterson, Inc., Plymouth, MN USA

MGI PHARMA acquires and develops specialty pharmaceuticals that address currently unmet medical needs or that significantly improve the treatment of serious medical conditions.

[LOGO]      MGI PHARMA, INC.
 OF         Suite 300E, Opus Center
 MGI        9900 Bren Road East
APPEARS     Minnetonka, MN 55343-9667
HERE]       612-935-7335