Form 10-K, Exhibit 13
period 1996-12-31
MGI PHARMA INC
filed 1997-03-28
CIK 702131

                                                                      EXHIBIT 13

MGI Pharma  96 AR
[FC Artwork]




Acquire
Develop
Market




Accomplishing our Strategy

In 1996, MGI made several changes critical to its evolution as a company, resulting in: New Leadership . New Sales Force . New Products . Record Sales . New Organizational Structure . Advancing Clinical Studies . New International Partners and Regulatory Approvals . New Attitudes . Fresh Opportunities .
New Beginnings...


Table of Contents
1                                                           Corporate Highlights
2                                                           Shareholders' Letter
6                                                             Acquiring Products
8                                                            Developing Products
12                                                            Marketing Products
14                                          Management's Discussion and Analysis
17                                                Financial Statements and Notes
26                                                              Auditors' Report
29                                                         Corporate Information

[Officer Photos:]

From Left to Right, Top to Bottom:
Jon C. Lee -- Vice President, Sales and Marketing
Charles C. Muscoplat, Ph.D. -- Executive Vice President
Lori-jean Gille -- Vice President, General Counsel and Secretary
James V. Adam -- Vice President, Chief Financial Officer

and 1997 has the promise of continued success. Under new leadership and with rejuvenated determination, our strategy of acquisition, development and marketing will continue to evolve, creating dramatic results for MGI PHARMA. Our people will make it happen - for the patients, our shareholders and themselves.

Dear Shareholders

Having joined MGI PHARMA in April 1996, I am pleased to report that our company has undergone a significant transformation and has advanced several steps in its evolution as a commercial organization. Our accomplishments in expanding sales of Salagen(R) Tablets, advancing clinical trials and acquiring new products leave us well positioned for even more meaningful progress in 1997.

Financial Results

Boding well for the future, product sales were a bright spot for MGI in 1996, increasing 40 percent over 1995. This helped to offset the drop in one-time licensing fees from the previous year. Revenues (which include product sales, licensing fees and interest income) totaled $9.6 million in 1996, compared to $13.3 million in 1995. In 1995, MGI received one-time licensing payments totaling $5.2 million.

MGI's 1996 results were also affected by the decision to make several strategic investments in our future, including the acquisition of new products. As a result, MGI posted a net loss of $6,621,747, or 50 cents per share, for 1996, compared to a net loss of $2,614,478, or 21 cents per share, in 1995.

In September 1996, we raised $5.6 million in cash through a public offering, providing us additional capital for growth. At year end, we had approximately $18 million in cash and $20 million in total assets.

MGI's 1996 Achievements

Every segment of our business made solid progress in 1996. Here are just some of the highlights:

Sales and Marketing

We rebuilt, retrained and revitalized our entire sales organization, filling all territories with highly competent and motivated associates. Our sales and marketing organization drove sales of Salagen(R) Tablets up 60 percent by establishing the product as an important medical advancement in the treatment of radiation-induced dry mouth.

We expanded our international network for Salagen(R) Tablets to include Korea by entering into a distribution agreement with Hyundai Pharmaceutical, Co., Ltd., of Seoul, Korea. To date, MGI has six international partners for Salagen(R) Tablets, including Chiron, B.V. for Europe, Pharmacia & Upjohn for Canada, Megapharm, Ltd. for Israel, Kissei Pharmaceutical Co., Ltd. for Japan, and Sintong Chemical Industrial Ltd. for Taiwan.

Salagen(R) was approved in Canada, Israel, Ireland, France, and Greece during 1996 as a treatment for radiation-induced dry mouth. In Israel, Salagen(R) also was approved for dry mouth associated with Sjogren's syndrome, an autoimmune disease. Chiron, B.V. began marketing the product in Ireland and Greece during 1996, but as of the end of the year, they were still negotiating with the French regulatory agency on pricing. Megapharm, Ltd. began marketing Salagen(R) in Israel late in 1996, while Pharmacia & Upjohn will launch the product in Canada in 1997.

Chiron, B.V. also submitted applications for marketing approval of Salagen(R) Tablets in 10 additional European countries under the European Mutual Recognition Procedure. The countries were Austria, Belgium, Finland, Germany, Italy, Luxembourg, The Netherlands, Portugal, Spain, and Sweden. There is every hope that approval in these countries could happen in 1997.

Presentations related to the medical benefits of Salagen(R) were made throughout the year at more than half a dozen major medical conventions, helping to educate the medical community about the benefits of the drug.

Clinical Trials

We completed the Phase III clinical trials for Salagen(R) Tablets as a potential treatment for the dry mouth and dry eyes associated with Sjoren's syndrome. In February 1997, we submitted the supplemental New Drug Application for this indication to the U.S. Food and Drug Administration.

We initiated and advanced a Phase I trial for MGI 114, one of our potential new anti-tumor agents, evaluating the drug's safety at increasingly higher doses. The Phase I program will continue until a maximum tolerable dose is reached, at which time a Phase II study will be initiated to evaluate the drug's effectiveness against tumors in humans.

We signed a co-development agreement with the National Cancer Institute for MGI 114, whereby they will sponsor clinical trials complementing MGI's efforts to develop the compound into a useful treatment for a variety of cancers.

"BY focusing our efforts ON REACHING PROFITABILITY, AND JUDICIOUSLY TAKING ADVANTAGE OF SELECTED OPPORTUNITIES FOR THE LONGER TERM, WE CAN BUILD MGI INTO A SUCCESSFUL BUSINESS."

[Portrait of] Charles N. Blitzer
President and CEO


Phase of Development

                                Medical                                               Regulatory
                                Specialty     Phase I     Phase II      Phase II      Review      Marketing
Salagen(R)-Radiation-           Cancer                                                            X
INFeD(R)                        Cancer                                                            X
Didronel(R) I.V. Infusion       Cancer                                                            X
Salagen(R) - Sjogren's          Rheumatology                                          X
Oxypurinol                      Rheumatology                            X
DHAC                            Cancer                    X
MGI 114                         Cancer        X


New Products

We acquired the rights to two exciting new development products and entered into a promotion arrangement for a third. These products, which offer MGI near-, mid- and long-term opportunities, are: INFeD(R) (intravenous iron dextran), Oxypurinol and Dihydro-5-azacytidine (DHAC).

The U.S. Patent office granted two broad-based patents for the acylfulvene family of anti-cancer compounds, of which MGI 114 is the lead analog. These patents complement two previously issued U.S. patents covering methods of using acylfulvenes to inhibit certain tumor cell growth.

Board of Directors

We added two new members to our board of directors, both of whom are experienced pharmaceutical executives: Timothy G. Rothwell, president of worldwide pharmaceutical operations at Rhone-Poulenc Rorer, and David E. Collins, former president of the consumer products division at Schering-Plough, Inc., who is now a very active healthcare consultant and educator.

While we welcome our two new board members, we must also say goodbye to Robert
W. Powell, Jr., a long-time board member who has decided not to stand for re-election. Bob has been a good friend to MGI, sharing his guidance and wisdom over the years. We thank him for his dedication and wish him well in the future.

Re-Establishing the Vision for 1997 and Beyond
When I joined the company in April 1996, my first task was to resolve the following questions:

 .    Direction -- Who are we and where are we going?

 .    Strategy -- How will we get there?

 .    Structure -- What people and resources do we need to get us there?

 .    Compelling Science -- Will we have products that physicians and patients care about?

 .    Measurement -- How will we evaluate our efforts?


                 . Product Sales . Licensing . Interest/Other


                       [BAR GRAPH OF Sales in millions]
                                   94 = $4.3
                                   95 = $4.6
                                   96 = $6.5

                      [BAR GRAPH OF Revenues in millions]
                                  94 = $ 6.8
                                  95 = $13.3
                                  96 = $ 9.6

                      [BAR GRAPH OF Results in millions]
                                  94 = $(9.7)
                                  95 = $(2.6)
                                  96 = $(6.6)

Our direction, or mission, is to acquire, develop and market pharmaceutical products for niche areas of major unmet medical need. These niche areas are characterized by small patient and physician populations that can be sufficiently serviced by a small, focused sales force. Oncology (cancer) and rheumatology, the two medical fields on which we are concentrating initially, qualify exceptionally well as niche markets because:

 .    Both treat diseases for which there are few, if any, known cures, representing areas of significant unmet medical need.

 .    Both encompass numerous subsets of disease categories, all of which have their own characteristics affecting relatively small numbers of patients.

 .    Comparatively few physicians specialize in each group (approximately
8,000 oncologists and 3,400 rheumatologists in the United States), making them reasonable populations for a focused sales force to reach.

Our strategy is to in-license and acquire the rights to pharmaceuticals, primarily targeting late-stage products, for human clinical development and marketing. We will also continue to seek out promotional opportunities, like INFeD(R), where we could complement another company's marketing efforts, extending their reach into other markets.

To implement this strategy, we re-established the necessary structure over the last several months, most notably, the revamping of our sales force under Jon C. Lee, a veteran sales and marketing leader whose 30-year career has been spent building successful sales forces. We also redefined other corporate departments to streamline efforts and improve communications. As a result, James V. Adam now leads finance, international and operations, Charles C. Muscoplat oversees clinical development and new business activities, and Lori-jean Gille heads up legal, regulatory and administration. We believe this structure will provide the leadership and incentives the company needs to achieve its objectives.

We believe we have compelling science and will work to unearth additional opportunities that could prove to be exciting new medical therapies with the potential to significantly improve the quality of life for thousands of patients suffering from niche diseases. For example, Salagen(R) Tablets (pilocarpine hydrochloride) is gaining acceptance as an important medical therapy for radiation-induced xerostomia, or dry mouth, a condition that Dentistry Today recently called a complex condition that can be "extremely serious and debilitating." In this article, Mark S. Chambers, DMD, MS, from the department of head and neck surgery at The University of Texas M.D. Anderson Cancer Center, states, "Clinical trials suggest that tablet pilocarpine is an important medicine in treating patients with xerostomia."

In closing, we believe much has been accomplished to prepare MGI for the challenges ahead, both near- and long-term. In the near-term, our success will be measured by our ability to reach profitability. While we don't expect this to occur in 1997, we do expect to continue to grow revenues while managing expenditures wisely, moving us closer to our goal. By focusing all our efforts in this direction, and judiciously taking advantage of selected opportunities for the longer term, we can build a successful business.

For MGI, 1997 will be a year of continued implementation. We ask for your continued faith in our efforts and the understanding that the road to commercial viability is an evolutionary one. We hope that our deeds in 1996 prove that we are moving in the right direction.


/s/ Charles N. Blitzer

Charles N. Blitzer
President and Chief Executive Officer

ACQUIRE

Through selective acquisition of promising drugs, MGI intends to build a balanced portfolio of products to feed its commercial operation and drive revenues upward. Immediate needs are to acquire drugs that will produce healthy returns in the near-term and help MGI move closer to profitability, while keeping an eye out for longer-term products with greater potential. In 1996 and early 1997, MGI acquired the rights to two new development products and entered into a promotional arrangement for a third product.

New Products:

 .  INFeD(R)                                             [ARTWORK]

 .  Dihydro-5-azacytidine (DHAC)

 .  Oxypurinol

MGI PHARMA acquires drugs to expand its pipeline of marketed pharmaceutical products rather than conducting its own basic laboratory research. MGI's focus on later-stage products allows the company to diminish risk and reduce development timelines. Additionally, the company's size allows it to turn small market opportunities into potentially profitable ventures. Sources of products include large pharmaceutical companies that cannot justify supporting small drugs; other small drug-related companies, including biotechnology firms, that do not have a means to market their products; and universities and research institutions whose charter is to conduct basic research and not later-stage development work and commercialization. MGI's acquisition strategy allows it to capitalize on its strengths in clinical development and commercialization to fill a need in the pharmaceutical industry and deliver medically important products for niche diseases to the market.

[ARTWORK]

In February 1997, MGI entered into a promotional arrangement with Schein Pharmaceuticals, Inc., for INFeD(R), a drug that treats iron deficiency anemia caused by a variety of diseases and therapies. Schein has successfully marketed INFeD(R) as a treatment for anemia associated with renal dialysis for the last couple of years. By the middle of 1997, MGI will begin promoting the drug in the oncology market as a treatment for iron deficiency anemia resulting from cancer, chemotherapy or radiation therapy. Anemia caused by cancer therapy affects as many as 30 percent of the 1.5 million cancer patients in the United States. It can progress to the point that the anti-tumor therapy must be temporarily stopped, compromising the long-term effectiveness of the therapy.

In December 1996, MGI acquired two products from ILEX Oncology, Inc.: Oxypurinol for the rheumatology market and DHAC for the cancer sector. Oxypurinol is a second-line therapy for recurrent gout, a rheumatologic disease that can be life-threatening if left untreated. Data from a 20-year compassionate-use study suggests that Oxypurinol could be useful in about two percent of the one million Americans with recurrent gout who are allergic to the first-line therapy for the disease. MGI will analyze this data and discuss its findings with the FDA for possible future promotion.

DHAC is a drug that may prove to have several applications in cancer, including myelodysplastic syndromes (MDS), mesothelioma lung cancers associated with asbestos exposure, prostate cancer, and thalassemia major (a fatal genetic blood disease). DHAC has interesting potential for each of these diseases because it appears to have a unique gene-switching mechanism, as well as an attractive safety profile.

DEVELOP

MGI PHARMA's development strategy is to move products through the human clinical development process quickly and efficiently, while maintaining the highest standards of quality. Salagen(R) Tablets' availability as a marketed product proves that MGI has the resources and capabilities needed to manage this high-risk venture successfully. In 1997, MGI will expand development efforts to include newly acquired products in addition to the ongoing development of MGI 114.

1997 Product Development Goals:

 .         MGI 114 -- Advance Phase I program

 .         DHAC -- Initiate Phase II study for myelodysplastic syndromes

 .         DHAC -- Initiate Phase I study for hormone refractory prostate cancer

 .         Salagen(R) Tablets -- Complete Phase IV studies in cancer patients

 .         Salagen(R) Tablets -- Initiate Phase IV studies in Sjogren's syndrome patients


[PHOTO OF:]
Daniel D. Von Hoff, M.D., F.A.C.P.

[PHOTOS OF:]
Charles L. Vogel, M.D., F.A.C.P.
Margaret A. Tempero, M.D.


Acylfulvenes

One of MGI's most exciting development programs continues to be MGI 114, the lead compound from a family of promising anti-tumor agents called the acylfulvenes. In various animal and laboratory tests with human tumor cells, the acylfulvenes appear to be more effective than currently approved drugs in treating cancers of the lung, breast, colon and skin. They are chemically modified versions of natural substances produced by the Omphalotus illudens mushroom. They appear to have a mechanism of tumor-killing action that is distinct from other anti-tumor drugs and they appear to remain active against tumors that are resistant to existing anti-tumor drugs.

In December 1995, MGI initiated a Phase I human clinical trial with MGI 114, marking the first time the drug had been administered directly to humans. The goal of this study is to examine the drug's safety, as well as patients' tolerance for the drug. MGI will continue moving forward with this study until it reaches the maximum tolerated dose.

To provide additional guidance on MGI 114's development path, MGI PHARMA established an advisory board for the compound, comprised of several leading cancer investigators (listed on page 11). In January 1997, this board convened to discuss MGI 114's results to date and potential development programs. As a result of this meeting, MGI plans to initiate a second Phase I study during 1997 to broaden the number of patients exposed to the drug, which will be useful in defining a Phase II program.

The National Cancer Institute (NCI) also became involved with MGI 114 in 1996 by entering into a development agreement with MGI PHARMA. Several NCI studies with MGI 114 are expected to begin late in 1997, complementing MGI's own efforts to develop the drug. The NCI's involvement is important due to the major role it plays in the discovery and development of anti-cancer agents in the United States. It is the largest sponsor of such research, funding a clinical trials network that includes more than 7,000 investigators at cooperative groups, cancer centers, university hospitals and institutions throughout the United States.

[Photo of:]
Esteban Cvitkovic, M.D.
Gary R. Hudes, M.D.

[ARTWORK]

DHAC
DHAC is a member of a family of hypomethylating agents that have a distinct method of action, giving them the potential to treat various diseases characterized by the loss of critical gene expression. Animal and early clinical trials with DHAC have shown that it is a potent hypomethylating agent with demonstrated anti-tumor activity. DHAC also appears to have a unique safety profile with the distinct advantage of not suppressing the bone marrow, a common dose-limiting problem for many cancer drugs.

While DHAC may prove to have many applications, MGI will begin developing the drug initially for myelodysplastic syndromes (MDS) and prostate cancer. MDS is comprised of a group of blood disorders that often progress to leukemia and is characterized by low blood counts and abnormal blood-forming cells in the bone marrow. MDS affects approximately 10,000 people in the United States. MGI intends to initiate a Phase II study for this indication late in 1997.

More than 40,000 men die in the United States each year from prostate cancer and approximately 240,000 new cases are diagnosed. DHAC appears to have characteristics that could reduce the aggressiveness of certain prostate cancers. It may also be able to improve a patient's responsiveness to currently available hormone therapy. To build upon the data collected to date, MGI will begin a Phase I study late in 1997 in hormone refractory prostate cancer patients.

Phase IV Studies

To support MGI's commercialized products, the company intends to conduct several post-marketing studies to collect additional efficacy data. In 1997, MGI intends to complete several current studies with Salagen(R) Tablets in cancer patients that the company believes will provide further evidence of the drug's ability to treat the symptoms of dry mouth. Additionally, MGI plans to initiate similar studies to support the anticipated launch of Salagen(R) Tablets for the Sjogren's syndrome indication. All of these studies will hopefully be published in leading medical journals, aiding the company's marketing efforts.

MGI 114
Advisory Board

Daniel D. Von Hoff, M.D., F.A.C.P.
Director, Institute for Drug Development
Cancer Therapy and Research Center
San Antonio, Texas

Esteban Cvitkovic, M.D.
Medical Oncologist
Service d'Oncologie Medicale,
Hopital Paul Brousse
Villejuif, France

S. Gail Eckhardt, M.D.
Associate Director,
Institute for Drug Development
Cancer Therapy and Research Center
San Antonio, Texas

Robert A.Figlin, M.D., F.A.C.P.
Associate Program Director,
Solid Tumor Oncology
UCLA, Jonsson Comprehensive Cancer Center
Los Angeles, California

Mark R. Green, M.D.
Director, Hollings Cancer Center
Medical University of South Carolina
Charleston, South Carolina

Gary R. Hudes, M.D.
Director, Developmental Chemotherapy
Fox Chase Cancer Center
Philadelphia, Pennsylvania

Margaret A. Tempero, M.D.
Deputy Director
UNMC/Eppley Cancer Center
University of Nebraska Medical Center
Omaha, Nebraska

Charles L. Vogel, M.D., F.A.C.P.
Medical Director, South Florida
Comprehensive Cancer Centers
Mount Sinai Comprehensive Breast Center
Miami Beach, Florida

George Wilding, M.D.
Director, Medical Oncology Program
University of Wisconsin Comprehensive Cancer Center
Madison, Wisconsin

                  [BAR GRAPH OF Salagen(R) Sales in millions]
                                 94  =  $3.0
                                 95  =  $3.7
                                 96  =  $5.9

MARKET

MGI PHARMA's commercial organization markets specialized products to niche areas of medicine, currently focusing on the fields of oncology and rheumatology. The Company is working to position itself as one of the leading specialized medical sales and marketing organizations in the United States. Building its commercial capabilities toward this end, MGI has been aggressively increasing sales of Salagen(R) Tablets and assimilating additional products for near and immediate promotion.

MGI's Commercial Organization:

 .    Twenty-two seasoned sales representatives strategically positioned across the United States

 .    Strong sales management team

 .    Innovative marketing programs

 .    Internal sales and marketing support

 .    Managed care and government initiative programs

By successfully implementing its marketing strategy, MGI PHARMA is making strides toward reaching and maintaining profitability. In 1996, MGI set out to implement its newly revised marketing plan targeted at increasing sales of Salagen(R) Tablets. Thanks to the hard work of the company's re-established and experienced sales force, MGI was successful on all fronts, producing the following results:

Photo of:
Bob Reising -- Jim Shields
MGI's Directors of Sales

 .    Sales of Salagen(R) Tablets increased 60 percent over the previous year.

 .    The average number of prescriptions written daily for Salagen(R) Tablets increased 47 percent during 1996, with the size of the average prescription increasing six percent.

 .    The number of prescriptions written by radiation oncologists, our targeted physician group, grew by 108 percent, indicating that our messages and efforts are making headway.

 .    Our Dry Mouth Hotline (1-800-644-4811) for head and neck cancer patients was established and is accepting over 200 calls per month from both patients and caregivers.

 .    The average circulation of Comfort Zone, our radiation-induced dry mouth newsletter, exceeds 6,000 people, and the mailing list is still growing.

 .    Our international partners used our data and support to attain approval for Salagen(R) Tablets in five additional countries in 1996, while applications for approval were submitted in an additional 10 countries.

Building on this solid foundation, MGI's major commercial goals in 1997 are to continue to expand product sales and to broaden the company's perspective beyond Salagen(R) Tablets.

Sales efforts with Salagen(R) Tablets in the cancer market have evolved to a new level, moving our focus to include more medical oncologists. New marketing plans for 1997 include detailed targeting activities, as well as speakers and in-service programs.

We are also preparing for the launch of Salagen(R) Tablets in the rheumatology market as a treatment for the symptoms of dry mouth and dry eyes in Sjogren's syndrome patients, the product's second indication. We submitted a supplemental new drug application to the FDA in February 1997 for this indication. Activities to support a marketing launch include completing a marketing plan and identifying key rheumatologists who specialize in treating Sjogren's syndrome patients.

Of significance to our evolution as a commercial organization is the promotional arrangement with Schein Pharmaceuticals for the marketing of INFeD(R) to the oncology market. We expect to begin marketing this product by mid-1997, complementing Schein's current efforts in the renal dialysis market. As we roll out this program, we will remain focused on managing our sales and marketing resources effectively so as to positively impact overall product sales.

1997 Goals
----------

1  Optimize Salagen(R) Sales

2  Add New Products

3 Continue to Build International Relationships management's discussion and analysis of financial condition and results of operations


Overview

MGI PHARMA, INC. (MGI or the Company) is a pharmaceutical company that acquires, develops and markets innovative and differentiated products for niche markets of unmet medical need. The Company is primarily focused on products that treat cancer or improve the quality of life for cancer patients. It intends to expand into the rheumatology market upon approval of Salagen(R) Tablets as a treatment of symptoms associated with Sjogren's syndrome. The Company currently markets its products to physicians throughout the United States, with sales made to pharmaceutical wholesalers for ultimate delivery to patients through drug distribution channels. Sales of Salagen(R) Tablets account for the vast majority of Company sales. The Company is commercializing its products outside the United States through various alliances, and has agreements with several international pharmaceutical companies to commercialize Salagen(R) Tablets abroad, including the major markets of Europe, Japan and Canada. Product development efforts include continued development of Salagen(R) Tablets, to expand use of this drug beyond its already approved indication, and development of acylfulvenes, a family of compounds with potential to become effective cancer therapies. Exclusive rights to acylfulvenes for Japan were granted to Dainippon Pharmaceutical Co., Ltd. under a cooperative development and commercialization agreement in 1995.


Results of Operations

The Company's 1996 net loss of $6,621,747 compares with net losses of $2,614,478 and $9,696,946 in 1995 and 1994, respectively. The pattern of losses is predominately driven by realization of non-recurring licensing revenue in 1995.

Sales revenues increased 40% to $6,459,550 in 1996, following an 8% increase from $4,276,027 in 1994 to $4,607,231 in 1995. The increases reflect increasing sales of Salagen(R) Tablets, partially reduced by continuation of the long-term decline in sales of DIDRONEL(R) I.V. Infusion. Quarter-to-quarter sales revenues increased 32% in the 1996 fourth quarter, following a 2% decrease in the 1996 third quarter. MGI sales revenues will fluctuate from quarter to quarter, due to periodic adjustments in wholesaler buying patterns. The trend in retail demand for Salagen(R) Tablets, as estimated using shipment activity from wholesalers to pharmacies, has continued to grow.

Cost of sales decreased 12% to $677,610 in 1996, following a 37% increase from $563,490 in 1994 to $771,912 in 1995. Although sales increased in 1996, the decrease in cost of sales results from the impact of an additional $140,000 provided for excess inventory in 1995 compared to 1996. Additionally, the product mix is changing with increasing Salagen(R) Tablet sales and declining DIDRONEL(R) I.V. Infusion sales. Management believes that cost of sales as a percent of sales of approximately 10% should continue for its current products.

                 [BAR GRAPH OF Licensing Revenues in millions]
                                   94 = $1.6
                                   95 = $7.7
                                   96 = $2.2

Licensing revenue decreased 72% to $2,170,460 in 1996, following a 372% increase from $1,636,343 in 1994 to $7,718,094 in 1995. The decrease from 1995 to 1996, as well as the increase from 1994 to 1995, results from non-recurring licensing revenue in 1995, including a $3 million payment from DEKALB Genetics Corporation, in conjunction with the transfer of certain non-core agricultural technology to DEKALB, and a $1 million milestone payment from Chiron, B.V., following approval of Salagen(R) Tablets for marketing in the United Kingdom. In 1995, the Company also received nearly $3 million from Dainippon, in conjunction with granting the license to develop and market acylfulvenes in Japan. However, the magnitude of the 1996 decrease was lessened by $1,485,000 in recurring quarterly milestone payments received from Dainippon. Future licensing revenues will likely fluctuate between years and from one quarter to the next depending on current partners' achievement of milestones and the amount of their recurring royalty generating activities, and the timing of initiating additional licensing relationships.

Interest and other income decreased 1% to $949,982 in 1996, following an 8% increase from $884,066 in 1994 to $957,785 in 1995. Although the average amount of funds available for investment increased in 1996, compared to 1995, the decrease results from a decreased investment yield. The increase in the amount of funds available for investment in 1996 reflects the net proceeds of $5.5 million from the September 1996 issuance of common shares in a public offering. The increase in interest income from 1994 to 1995 results from an increased investment yield in 1995, as compared to 1994.

                  [BAR GRAPH OF S G & A Expenses in millions]
                                   94 = $8.8
                                   95 = $7.5
                                   96 = $7.7

Research and development expense increased 8% to $7,865,475 in 1996, following a 17% increase from $6,196,076 in 1994 to $7,266,597 in 1995. Expenses in 1996
included continued development of Salagen(R) Tablets, in advance of filing a Supplemental New Drug Application with the FDA during the 1997 first quarter, and of acylfulvenes. Additionally, the Company acquired two development compounds in the 1996 fourth quarter at a cost of approximately $1 million. Research and development spending is expected to remain near the 1996 rate through 1997, as development increases for new development compounds, and decreases for Salagen(R) Tablets.

Selling, general and administrative expenses increased 2% to $7,658,654 in 1996, following a 15% decrease from $8,845,171 in 1994 to $7,487,413 in 1995. The 1996 increase reflects the restructuring of the Company's field sales organization. Most open territory sales positions from the first half of 1996 are now staffed, and new sales and marketing efforts targeting concurrent use of Salagen(R) Tablets and better conversion of initial prescribing into ongoing refills have been implemented. The 1995 decrease results from the effect of non-recurring 1994 selling expenses associated with the 1994 launch of Salagen(R) Tablets.

Liquidity and
Capital Resources

At December 31, 1996, the Company had cash and cash equivalents and investments of $17,887,823 and working capital of $15,819,637 compared to $17,978,931 and $15,973,086, respectively, at December 31, 1995. During the year ended December 31, 1996, the Company used cash of $6,145,084 to fund its operating activities, and received $5,497,611 in cash from the issuance of common stock in a public offering.

             [BAR GRAPH OF Total Cash and Investments in millions]
                                  94 = $16.6
                                  95 = $18.0
                                  96 = $17.9

Cash in excess of current operating needs is invested in marketable securities in accordance with the Company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

Substantial amounts of capital are required for pharmaceutical development and commercialization efforts. For continued development and commercialization of MGI 114, Salagen(R) Tablets and prospective products acquired from the Company's in-licensing strategy, the Company plans to utilize cash provided from the growth in sales of Salagen(R) Tablets, collaborative arrangements and existing liquid assets. If these sources of capital are insufficient, the Company will seek other sources of funding, including additional equity issuances, or it will manage the pace of developing its product candidates.


Cautionary Statement

The Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding intent, belief, or current expectations of the Company and it's management. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in these statements. Factors that might cause such differences include, but are not limited to dependence on sales of Salagen(R) Tablets, dependence on a license and acquisition strategy, uncertainty of strategic alliances, and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including Exhibit 99 to its Annual Report on Form 10-K for the year ending December 31, 1996.




balance sheets

                                                                  December 31,     December 31,
                                                                  -----------------------------
                                                                          1996           1995
ASSETS
Current assets:
 Cash and cash equivalents.......................................  $ 8,220,569    $ 9,075,569
 Short-term investments..........................................    9,667,254      8,903,362
 Receivables, less allowance of $68,254 and $160,535.............    1,079,970        730,180
 Inventories, net................................................      594,164      1,003,278
 Prepaid expenses................................................       53,436         43,417
                                                                   -----------    -----------
Total current assets.............................................   19,615,393     19,755,806

Equipment and furniture,
at cost less accumulated depreciation of $775,810 and $681,467...      227,134        243,197

Other assets.....................................................      320,517        515,991
                                                                   -----------    -----------
Total assets.....................................................  $20,163,044    $20,514,994
                                                                   ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable................................................  $   744,052    $ 1,277,713
 Accrued expenses................................................    3,043,993      2,497,682
 Other current liabilities.......................................        7,711          7,325
                                                                   -----------    -----------
Total current liabilities........................................    3,795,756      3,782,720
                                                                   -----------    -----------
Stockholders' equity:
 Common stock, $.01 par value, 30,000,000 authorized shares,
 14,081,574 and 12,781,608 issued shares.........................      140,816        127,816
 Additional paid-in capital......................................   88,789,495     82,872,883
 Notes receivable from officers..................................     (104,933)      (432,082)
 Accumulated deficit.............................................  (72,458,090)   (65,836,343)
                                                                   -----------    -----------
Total stockholders' equity.......................................   16,367,288     16,732,274
                                                                   -----------    -----------
Commitments (Note 5)

Total liabilities and stockholders' equity.......................  $20,163,044    $20,514,994
                                                                   ===========    ===========

See accompanying notes to financial statements.


statements of
operations

                                                                      Year Ended
                                                                      December 31,
                                        ------------------------------------------
                                            1996           1995           1994
Revenues:
 Sales.................................. $ 6,459,550    $ 4,607,231    $ 4,276,027
 Licensing..............................   2,170,460      7,718,094      1,636,343
 Interest and other.....................     949,982        957,785        884,066
                                         -----------------------------------------
                                           9,579,992     13,283,110      6,796,436
                                         -----------------------------------------
Costs and Expenses:
 Research and development...............   7,865,475      7,266,597      6,196,076
 Cost of sales..........................     677,610        771,912        563,490
 Selling, general and administrative....   7,658,654      7,487,413      8,845,171
 Amortization of intangible assets......          --        371,666        888,645
                                         -----------------------------------------
                                          16,201,739     15,897,588     16,493,382
                                         -----------------------------------------
Net loss................................ $(6,621,747)   $(2,614,478)   $(9,696,946)
                                         =========================================
Net loss per common share............... $     (0.50)   $     (0.21)   $     (0.82)

Weighted average number
of common shares outstanding............  13,178,790     12,508,639     11,784,027

See accompanying notes to financial statements.

statements of
cash flows



                                                                                       Year Ended
                                                                                       December 31,
                                                          -----------------------------------------
                                                             1996           1995           1994
Operating Activities:
Net loss...............................................   $(6,621,747)   $(2,614,478)   $(9,696,946)
Adjustments for non-cash items:
 Depreciation and asset amortization...................        96,907        476,702      1,011,682
 Unearned revenue amortization.........................            --       (777,778)      (388,889)
 Facility rent abatement...............................            --        (39,264)       (77,572)
 Benefit plan contribution.............................       210,981        185,501        140,070
Change in operating assets and liabilities:
 Receivables...........................................      (349,790)      (245,327)      (244,009)
 Inventories...........................................       409,114        383,631       (986,504)
 Prepaid expenses......................................       (10,019)       552,329       (595,488)
 Accounts payable and accrued expenses.................       119,084        331,682        696,718
 Unearned revenue......................................            --             --      1,166,667
 Other current liabilities.............................           386         19,435        (41,455)
                                                          -----------------------------------------
  Net cash used in operating activities................    (6,145,084)    (1,727,567)    (9,015,726)
                                                          -----------------------------------------
Investing Activities:
Purchase of investments................................   (23,802,567)   (21,469,232)   (21,945,336)
Maturity of investments................................    23,038,675     22,474,454     30,290,649
Purchase of equipment and furniture....................       (80,844)        (4,066)      (114,960)
Payments on notes receivable...........................       480,924        160,066         16,440
Other..................................................        (9,817)       (94,038)       (15,226)
                                                          -----------------------------------------
  Net cash provided by (used in) investing activities..      (373,629)     1,067,184      8,231,567
                                                          -----------------------------------------
Financing Activities:
Proceeds from issuance of shares, net..................     5,497,611      2,837,687      2,333,333
Issuance of shares under employee stock plans..........       166,102        170,259        494,747
                                                          -----------------------------------------
  Net cash provided by financing activities............     5,663,713      3,007,946      2,828,080
                                                           ----------------------------------------
Increase (decrease) in cash and cash equivalents.......      (855,000)     2,347,563      2,043,921
Cash and cash equivalents at beginning of year.........     9,075,569      6,728,006      4,684,085
                                                          -----------------------------------------
Cash and cash equivalents at end of year...............   $ 8,220,569    $ 9,075,569    $ 6,728,006
                                                          =========================================

See accompanying notes to financial statements.

statements of
stockholders' equity

                                                                                          Notes
                                              Total                      Additional    Receivable
                                          Stockholders'     Common        Paid-in         from         Accumulated
                                             Equity         Stock         Capital        Officer         Deficit
Balance at December 31, 1993.............   $115,575     $76,592,239     $(437,388)   $(53,524,919)    $22,745,507
Exercise of stock options,
126,640 shares...........................      1,266         448,861      (144,525)             --         305,602
Employee stock purchase plan,
26,295 shares............................        263         176,882            --              --         177,145
Employee retirement savings plan
contribution, 18,064 shares..............        181         157,147            --              --         157,328
Strategic alliance issuance,
217,054 shares...........................      2,170       2,331,163            --              --       2,333,333
Note payment.............................         --              --        16,327              --          16,327
Net loss.................................         --              --            --      (9,696,946)     (9,696,946)
                                            ----------------------------------------------------------------------
Balance at December 31, 1994.............    119,455      79,706,292      (565,586)    (63,221,865)     16,038,296
Exercise of stock options,
16,847 shares............................        169          68,820            --              --          68,989
Employee stock purchase plan,
31,746 shares............................        317         100,953            --              --         101,270
Employee retirement savings plan
contribution, 37,471 shares..............        375         166,631            --              --         167,006
Issuance of shares, 750,000 shares.......      7,500       2,830,187            --              --       2,837,687
Note payment.............................         --              --       133,504              --         133,504
Net loss.................................         --              --            --      (2,614,478)     (2,614,478)
                                            ----------------------------------------------------------------------
Balance at December 31, 1995.............    127,816      82,872,883      (432,082)    (65,836,343)     16,732,274
Exercise of stock options,
15,746 shares............................        158          60,054            --              --          60,212
Employee stock purchase plan,
28,203 shares............................        282         105,608            --              --         105,890
Employee retirement savings plan
contribution, 44,325 shares..............        443         208,457            --              --         208,900
Issuance of shares, 1,200,000 shares.....     12,000       5,485,611            --              --       5,497,611
Other issuances, 11,692 shares...........        117          56,882       (56,999)             --              --
Note payment.............................         --              --       384,148              --         384,148
Net loss.................................         --              --            --      (6,621,747)     (6,621,747)
                                            ----------------------------------------------------------------------
Balance at December 31, 1996.............   $140,816     $88,789,495     $(104,933)   $(72,458,090)    $16,367,288
                                            =====================================================================

See accompanying notes to financial statements.

notes to financial statements

1.   Summary of Significant Accounting Policies

Description of Business

MGI PHARMA, INC. (MGI or the Company) is a pharmaceutical company that acquires, develops and markets innovative and differentiated products for niche markets of unmet medical need. The Company is primarily focused on products that treat cancer or improve the quality of life for cancer patients. It intends to expand into the rheumatology market upon approval of Salagen(R) Tablets as a treatment of symptoms associated with Sjogren's syndrome. The Company currently markets its products to physicians throughout the United States, with sales made to pharmaceutical wholesalers for distribution to the ultimate consumers of Company products. Sales of Salagen(R) Tablets account for the vast majority of Company sales. The Company is commercializing its products outside the United States through various alliances, and has agreements with several international pharmaceutical companies to commercialize Salagen(R) Tablets abroad including the major markets of Europe, Japan and Canada. Product development efforts include continued development of Salagen(R) Tablets, to expand use of this drug beyond its already approved indication, and development of acylfulvenes, a family of compounds with potential to become effective cancer therapies. Exclusive rights to acylfulvenes for Japan were granted to Dainippon Pharmaceutical Co., Ltd. under a cooperative development and commercialization agreement in 1995.

Cash, Cash Equivalents and Short-Term Investments

The Company considers highly liquid marketable securities with remaining maturities of ninety days or less at the time of purchase to be cash equivalents. Other highly liquid marketable securities with remaining maturities of one year or less at the time of purchase are classified as short-term investments.

  The Company classifies short-term marketable security investments as held-to-maturity investments because it has the intent and the ability to hold its investments to maturity. As such, they are stated at amortized cost, which approximates estimated fair value. Amortized cost is adjusted for amortization of premiums and discounts to maturity, and this amortization is included in interest and other income in the accompanying statements of operations.

Concentration of Credit Risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist primarily of short-term marketable security investments and trade receivables.

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

Impairment of Long-Lived Assets

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. No cumulative effect adjustment occurred as a result of this change in accounting principle.

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

Licensing Revenue Recognition

Licensing revenue is recognized when underlying performance criteria for payment have been met and the Company has an unconditional right to such payment. Depending on license agreement terms, recognition criteria may be satisfied upon achievement of milestones, passage of time or product sales by the licensee. Payments received by the Company in excess of amounts earned are classified as unearned revenue.

Stock Based Compensation

The Company applies APB Opinion No. 25 in accounting for the issuance of stock incentives to employees and directors and, accordingly, no compensation expense has been recognized in the financial statements. Effective January 1, 1996, in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, pro forma information reflecting compensation cost for such issuances is presented in the Stockholders' Equity footnote.

Advertising and
Promotion Expense

Costs of advertising and promotion are expensed as incurred and were $1,012,727, $1,163,320 and $2,182,908 in 1996, 1995 and 1994, respectively. The Company has not deferred costs related to direct-response advertising.

Depreciation

Depreciation of equipment and furniture is provided over the estimated useful lives of the respective assets on a straight-line basis. Estimated useful lives of equipment and furniture range from three to ten years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases.

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


2. Short-Term Investments

Held-to-maturity investments, stated at amortized cost, which approximates estimated fair value, at December 31, 1996 and 1995 are summarized as follows:

                                 1996         1995
                              ----------   ----------
Corporate notes.............. $5,031,651   $      --
Certificates of deposit......  2,052,786          --
Commercial paper.............  1,583,916    7,896,851
Closed-end investment
companies....................        --     1,006,511
Bankers acceptance...........    998,901          --
                              ----------   ----------
                              $9,667,254   $8,903,362
                              ==========   ==========

3. Inventories

Inventories at December 31, 1996 and 1995 are summarized as follows:


                                 1996         1995
                              ---------   -----------
Raw materials and supplies..  $  25,856    $   26,631
Work in process.............    107,080        68,387
Finished products...........    847,710     1,089,718
Valuation allowance.........   (386,482)     (181,458)
                              ---------    ----------
                              $ 594,164    $1,003,278
                              =========    ==========

4. Accrued Expenses

Accrued expenses at December 31, 1996 and 1995 are summarized as follows:

                             1996         1995
                          ----------   ----------
Product development
commitments.............  $1,615,397   $  476,049
Bonuses.................     493,519      356,826
Retirement commitment...     243,721      655,468
Technology licensing
commitment..............      40,894      253,243
Other accrued expenses..     650,462      756,096
                          ----------   ----------
                          $3,043,993   $2,497,682
                          ==========   ==========

5. Leases

The Company leases office space and computer software under noncancelable lease agreements that contain renewal options and require the Company to pay operating costs, including property taxes, insurance and maintenance. Rent expense for all operating leases was $357,161, $334,534 and $401,023 in 1996, 1995 and 1994,
respectively. Future minimum lease payments under noncancelable lease agreements approximate $235,000 for 1997 and $0 thereafter.


6. Licensing Arrangements

During 1995, MGI entered into a cooperative development and commercialization agreement with Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company, whereby MGI granted Dainippon exclusive rights to its acylfulvenes in Japan. Under this agreement, Dainippon is expected to make $12 million in milestone payments during a precommercial phase and MGI will participate in the commercial success of the drug product in Japan by supplying Dainippon with bulk drug substance. The precommercial phase will conclude upon receipt of approval to market the first acylfulvene product in Japan and payment of the approval milestone by Dainippon. Approximately $5 million was received through December 31, 1996, with the remaining milestone payments scheduled to be received during the next four years. In conjunction with this 1995 agreement, MGI issued 750,000 shares of common stock to Dainippon and received net proceeds of $2.8 million from this issuance.

  Also during 1995, MGI transferred certain non-core agricultural technology to DEKALB Genetics Corporation. DEKALB made a one-time payment of $3 million to MGI for these rights. Separately, a non-recurring $1 million milestone payment was received in 1995 from Chiron, B.V. following approval of Salagen(R) Tablets for marketing in the United Kingdom. A strategic alliance was established with Chiron in 1992 for commercialization of Salagen(R) Tablets in Europe.

  During 1994, MGI licensed exclusive rights to commercialize Salagen(R) Tablets in Japan to Kissei Pharmaceutical Co., Ltd., a Japanese pharmaceutical company. Kissei is scheduled to make certain milestone payments, with the final milestone payment due upon its filing for product approval in Japan. MGI will participate in commercial success of the product through royalty payments based on product sales in Japan. In conjunction with this 1994 license, MGI issued 217,054 shares of common stock to Kissei at a premium over market value. The issuance premium of $1,166,667 was amortized evenly to licensing revenues through December 31, 1995. Total proceeds of $3.5 million from the stock issuance were used to supplement funding of MGI's clinical studies with Salagen(R) Tablets as a potential treatment for chronic dry mouth and dry eye symptoms resulting from Sjogren's syndrome.

  To build its product pipeline, the Company licenses rights to develop and market pharmaceutical compounds from others. Under these licenses, the Company may be required to pay up-front, development services and milestone fees. In addition, the Company may be required to pay royalties on net sales upon marketing the products. Within three months or less of providing notice, the Company may terminate these licenses. All material, noncancelable commitments were recognized as of December 31, 1996.


7. Stockholders' Equity

Public Stock Offering

On September 9, 1996, the Company issued 1,200,000 shares of common stock at $5 per share in a public offering and received proceeds of $5,497,611 (net of issuance expenses).

Common Stock Purchase Rights

Each share of the Company's common stock has one Common Stock Purchase Right (Right) attached. Each Right entitles shareholders to buy one-half of one share of MGI common stock at an initial exercise price of $12 (subject to adjustment). The Rights become exercisable only if certain change in ownership control events occur and the Company does not redeem the Rights. The Rights expire on February 2, 1998, if not previously redeemed or exercised.

Stock Incentive Plans

Under stock incentive plans, designated persons (including officers, directors, and employees) have been or may be granted rights to acquire Company common stock. These rights include stock options and other equity rights. At December 31, 1996, 2,309,804 shares of common stock remain reserved for issuance, of which 452,352 shares remain available for grant.

  Stock options become exercisable over varying periods and expire up to ten years from date of grant. Options may be granted in the form of incentive stock options or nonqualified stock options. The option price for incentive stock options cannot be less than fair market value on the date of the grant. The option price for nonqualified stock options may be set by the Board of Directors. At December 31, 1996, options representing 1,030,145 shares were exercisable, with an average exercise price of $7.29.

 Stock option activity in the three years ended December 31, 1996 is summarized as follows:


                               Number    Average price
                             of shares     per share
                             ---------   -------------
Outstanding at
December 31, 1993........      995,078      $ 7.89
     ...........Granted        407,137       12.95
     ...........Exercised     (151,883)       5.08
     ...........Canceled       (63,090)      13.16
                             ---------      ------
Outstanding at
December 31, 1994........    1,187,242        9.70
     ...........Granted        661,350        5.73
     ...........Exercised      (16,847)       4.10
     ...........Canceled      (210,692)       9.06
                             ---------      ------
Outstanding at
December 31, 1995........    1,621,053        8.23
     ...........Granted        908,707        4.70
     ...........Exercised      (15,746)       3.82
     ...........Canceled      (656,562)       7.25
                             ---------      ------
Outstanding at
December 31, 1996........    1,857,452        6.88
                             =========      ======

Loans to officers were made for the purchase of stock, exercise of options and payment of associated tax obligations. The loans are full recourse, unsecured obligations. At December 31, 1996, $104,933 of principal remains outstanding, which is payable upon demand. The portion required to exercise options is presented as "Notes receivable from officers" within stockholders' equity and the remaining balance is presented as "Other assets" in the accompanying balance sheets. In connection with a 1996 loan, non-cash financing and investing activity totaling $56,999 was recognized.

   The per share weighted-average fair value of stock options granted during 1996 and 1995 was $2.27 and $2.64 on the date of grant, using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                       1996   1995
                                       ----   ----
Expected dividend yield..............     0%     0%
Risk free interest rate..............   6.5%  6.25%
Expected volatility..................   101    105
Expected life, in years..............     5      5

The Company applies APB Opinion No. 25 in accounting for its stock incentive plans for designated persons and, accordingly, no compensation cost has been recognized for stock options granted under its stock incentive plans in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts as shown below:

                               1996           1995
                           -----------    -----------
Net loss:
    ....As reported        $(6,621,747)   $(2,614,478)
    ....Pro forma          $(7,787,810)   $(3,101,513)
Net loss per common share:
    ....As reported        $     (0.50)   $     (0.21)
    ....Pro forma          $     (0.59)   $     (0.25)

Pro forma net loss reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

Employee Stock Purchase Plan

Under the Company's employee stock purchase plan, substantially all employees may purchase shares of common stock at the end of semiannual purchase periods at a price equal to the lower of 85% of the stock's fair market value on the first or last day of that period. Plan funding occurs throughout the purchase period by pre-elected payroll deductions of up to 15% of regular pay. Since purchases are employee funded, no compensation expense results from the plan. Shares issued under the plan were 28,203, 31,746, and 26,295 at average prices of $3.75, $3.19, and $6.74 per share in 1996, 1995 and 1994, respectively. At
December 31, 1996, 72,525 shares remain reserved for future issuance under the plan.

Retirement Savings Plan

The Company's retirement savings plan conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. Under the savings plan, participants may contribute a percentage of their eligible compensation for investment in Company common stock or other investment vehicles. The Company matches a portion of employees' contributions and may also make discretionary contributions ratably to all eligible employees. Company contributions are made in the form of Company common stock and become fully vested when an employee attains five years of service. Contribution expense was $210,981, $185,501, and $140,070 in 1996, 1995 and 1994, respectively. The
Company had 351,846 shares reserved for future issuance under the savings plan at December 31, 1996.

Preferred Stock

At December 31, 1996, 10,000,000 shares of preferred stock remain issuable. Issuance is subject to Board of Directors' action.


8. Money Purchase Retirement Plan

The Company sponsors a money purchase retirement plan covering substantially all employees. Under the plan, the Company contributes a percentage of participating employees' eligible compensation. Company contributions resulted in expense of $126,564, $139,717, and $126,095 in 1996, 1995 and 1994, respectively.

9. Income Taxes

The Company incurred losses for both book and tax purposes for each of the years in the three-year period ended December 31, 1996, and, accordingly, no income taxes were provided. Effective tax rates differ from statutory federal income tax rates in the years ended December 31, 1996, 1995 and 1994 as follows:

                                       1996        1995        1994
                                       ----        ----        ----
Statutory federal
income tax rate....................   (35.0)%     (35.0)%     (35.0)%
Valuation allowance increase.......    23.6        44.3        40.7
Research activities credit.........     1.9        (7.9)       (2.5)
State income taxes,
net of federal benefit.............    (2.5)       (2.5)       (2.5)
Other..............................    12.0         1.1        (0.7)
                                       ----        ----        ----
                                        0.0%        0.0%        0.0%
                                       ====        ====        ====

Deferred taxes as of December 31, 1996 and 1995 consist of the following:

                                           1996            1995
                                       ------------    ------------
Deferred tax assets:
   Receivable allowances               $     71,516    $    121,631
   Inventory allowances                     144,930          68,047
   Miscellaneous
   accrued expenses                         142,207         396,936
   Net operating
   loss carryforward                     28,393,513      26,481,668
   Research
   credit carryforward                    1,975,055       2,097,143
   Alternative minimum
   tax credit carryforward                   48,295          48,295
                                       ------------    ------------
                                         30,775,516      29,213,720
   Less valuation allowanance           (30,756,986)    (29,192,132)
                                       ------------    ------------
                                       $     18,530    $     21,588
                                       ============    ============
Deferred tax liabilities:
   Tax depreciation
   greater than book                   $     18,530    $     21,588

At December 31, 1996, the Company had net operating loss carryforwards of approximately $76,000,000 for federal income tax purposes, which begin to expire in 1997. Additionally, the Company had research credit carryforwards of approximately $1,975,000, which begin to expire in 1997. The net change in the valuation allowance for the years ended December 31, 1996 and 1995 was an increase of $1,564,854 and $1,158,485, respectively.

independent
auditors' report

The Board of Directors and Stockholders
MGI PHARMA, INC.:

We have audited the accompanying balance sheets of MGI PHARMA, INC. as of December 31, 1996 and 1995, and the related statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGI PHARMA, INC. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                                           KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 7, 1997

                               MGI PHARMA, INC.

Board of Directors
                                                          and Executive Officers

Directors

Frederick W. Armstrong, 65, retired in January 1992 as Vice President at American Cyanamid Company, a chemical, pharmaceutical, agricultural and consumer products company. He has been a member of MGI's Board since March 1988. Mr. Armstrong is also a director of CYTEC Industries, Inc.

Charles E. Austin, 69, retired from American Cyanamid Company in February 1980 as Vice President and joined MGI's Board of Directors in March 1981. Mr. Austin is also a director of Embrex Inc., Cytogen, Inc., and Hyal Pharmaceutical, Inc.

Charles N. Blitzer, 55, joined MGI PHARMA in April 1996 as President, Chief Executive Officer and Director. Prior to joining the company he was President and Chief Executive Officer of Oncologix, Inc. From 1977 through 1992, Mr. Blitzer also held a variety of management positions at Marion Laboratories, Inc. and Marion Merrell Dow Pharmaceuticals, Inc.

David E. Collins, 62, is a healthcare consultant and educator. He retired in October 1994 as President of Schering-Plough Healthcare Products, a division of Schering-Plough Corporation. Mr. Collins joined MGI's Board of Directors in November 1996. He is also Chairman of the Board at Penederm, Inc., and a director at Calypte Biomedical Corp.

Hugh E. Miller, 61, retired as Vice Chairman and Director in December 1990 from ICI Americas Inc., a chemical, pharmaceutical, agricultural, consumer and specialty products company. He joined MGI's Board of Directors in October 1992. Mr. Miller is also a director of Wilmington Trust Co., Inc.

Robert W. Powell, Jr., 65, is an advisor to Aegis Research Corporation. He retired in August 1992 as Vice President and Treasurer of Martin Marietta Corporation, an aerospace, technology, electronics and information management company. Mr. Powell, who has been a member of MGI's Board of Directors since December 1988, will not stand for re-election to MGI's Board in 1997.

Timothy G. Rothwell, 46, is President of Rhone-Poulenc Rorer Inc. Prior to this position he was Chief Executive Officer and President of the pharmaceuticals business in the United States for Sandoz Pharmaceuticals. Mr. Rothwell joined MGI's Board of Directors in November 1996.

Lee L. Schroeder, 68, is President and Director of Lee Schroeder & Associates, Inc., a pharmaceutical consulting company. Mr. Schroeder retired in April 1985 from Sandoz, Inc. as Executive Vice President. He joined MGI's Board of Directors in May 1989. He is also a director of Ascent Pediatrics, Inc., Harris Laboratories, Interneuron Pharmaceuticals, Inc. and Celgene Corporation.


Executive Officers
[Photos accompany each officer:]

Charles N. Blitzer
------------------
President and Chief Executive Officer

Charles C. Muscoplat
--------------------
Executive Vice President

James V. Adam
-------------
Vice President, Chief Financial Officer

Lori-jean Gille
---------------
Vice President, General Counsel and Secretary

Jon C. Lee
----------
Vice President, Sales and Marketing

Selected financial data

                                        (in thousands, except per share amounts)

Statement of operations:
                                                          Year ended December 31,
                                           -------------------------------------------------
                                            1996      1995       1994       1993      1992
 Total revenues..........................  $ 9,580   $13,283    $ 6,796   $  3,778   $ 4,693
 Total costs and expenses................   16,202    15,897     16,493     15,501    13,940
                                           -------------------------------------------------
 Net loss................................  $(6,622)  $(2,614)   $(9,697)  $(11,723)  $(9,247)
                                           -------------------------------------------------
 Net loss per common share...............  $  (.50)  $  (.21)   $  (.82)  $  (1.03)  $  (.83)
 Weighted average shares outstanding.....   13,179    12,509     11,784     11,415    11,210



Balance sheet data:
                                                             December 31,
                                           ------------------------------------------------
                                            1996      1995      1994       1993      1992
 Cash, cash equivalents and investments..  $17,888   $17,979   $16,637   $ 22,938   $32,216
 Total assets............................   20,163    20,515    20,284     25,641    35,956
 Total liabilities.......................    3,796     3,783     4,245      2,895     2,912
 Common stockholders' equity (a).........   16,367    16,732    16,038     22,745    33,044

(a)  No common stock cash dividends have been declared or paid by the Company.


Quarterly data:
Year ended December 31,

                                         First     Second    Third     Fourth
1996
 Total revenues.......................  $ 2,117   $ 2,259   $ 2,229   $ 2,975
 Net income (loss)....................     (804)   (1,255)   (1,983)   (2,581)
 Net income (loss) per share..........  $ (0.06)  $ (0.10)  $ (0.15)  $ (0.18)
 Weighted average shares outstanding..   12,784    12,796    13,096    14,030

1995
 Total revenues.......................  $ 2,511   $ 1,954   $ 1,707   $ 7,111
 Net income (loss)....................   (1,267)   (1,553)   (1,791)    1,997
 Net income (loss) per share..........  $ (0.11)  $ (0.12)  $ (0.14)  $  0.16
 Weighted average shares outstanding..   11,951    12,600    12,731    12,742

Income (loss) per common share is computed based upon the weighted average number of shares outstanding during each period. Common stock equivalents are not included as their effect is antidilutive or immaterial.

corporate information

Market Price
and Related Matters

MGI PHARMA's common stock trades on the Nasdaq National Market under the symbol MOGN. As of March 4, 1997, MGI had approximately 1,061 shareholders of record and 14,091,665 shares of common stock outstanding. The Company has not paid cash dividends on its common stock and has no present intention of paying cash dividends on its common stock.

The following table sets forth the high and low last daily sales prices as reported by Nasdaq. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

Stock Prices


                    High     Low
1996              ---------------
First Quarter     $5 7/8   $3 3/4
Second Quarter     6 5/8    3 5/8
Third Quarter      6 1/2    4 5/8
Fourth Quarter     5 3/8    4

1995
First Quarter     $6 3/4   $3 7/8
Second Quarter     4 3/4    3 45/64
Third Quarter      6 3/8    3 5/8
Fourth Quarter     6 1/2    4 3/8


Auditors
KPMG Peat Marwick LLP
Minneapolis, Minnesota

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

MGI PHARMA, INC.
Investor Relations
Suite 300E, Opus Center
9900 Bren Road East
Minnetonka, MN 55343-9667


Annual Meeting of Shareholders
The annual meeting of shareholders will be held on May 13, 1997 at 3:30 p.m. at the Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, Minnesota 55343.

Shareholder Inquiries

Shareholders and prospective investors are welcome to call or write the Company with questions or requests for additional information. Inquiries should be directed to Investor Relations at MGI PHARMA, 612-935-7335.

Outside Legal Counsel
Dorsey & Whitney LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Norwest Bank Minnesota, N.A.
P.O. Box 738
South Saint Paul, Minnesota 55075-0738
800-468-9716
612-450-4064

[Back Cover Art:]
MGI Pharma LOGO
1996 Annual Report
MGI address and phone number