Form 10-K405, Exhibit 13
period 1999-12-31
MGI PHARMA INC
filed 2000-03-24
CIK 702131

                                                                      EXHIBIT 13

                                                  MGI PHARMA 1999 ANNUAL REPORT




                             A Future of Opportunity
                              [cover page graphic]




                                     [Logo]

About the Company

     MGI PHARMA, INC. (Nasdaq: MOGN), acquires, develops and markets differentiated pharmaceutical products for unmet therapeutic needs, focusing on cancer and rheumatology. MGI promotes Salagen(R) Tablets (pilocarpine hydrochloride) and other products with its U.S.-based sales force and works with partners to market its products internationally. Irofulven, the company's promising anti-cancer drug candidate, is well advanced in a series of Phase 2 clinical trials sponsored by MGI or the National Cancer Institute. Irofulven is the lead drug candidate in MGI's novel family of proprietary anti-cancer compounds called the acylfulvenes.

     By blending product development, product acquisition and marketing alliance strategies, MGI manages development risk, timetables and financial expenditures. MGI has proven product development capabilities and its goal is to manage business risk by strategically acquiring mid- to-late development stage products. The company also strikes arrangements with other companies to promote their FDA-approved products in MGI's target markets.

Contents

2        The Irofulven Story
6        Financial Highlights
7        Executive Message
10       Operating Review
11       Management's Discussion and Analysis
16       Financial Statements
20       Notes to Financial Statements
27       Independent Auditors' Report
28       Board of Directors and Executive Officers
29       Corporate Information

A Future of Opportunities

Cancer is the second leading cause of death in the United States; half of all men and one-third of all women will develop cancer during their lifetimes.

[Comparison charts for annual new cases of pancreas, ovary and prostate cancer in the United States and worldwide based on the following data]

           --------------------------------------------------------
                       United States                Worldwide
           --------------------------------------------------------
           Pancreas    28,300                       170,000
           --------------------------------------------------------
           Ovary       23,100                       166,000
           --------------------------------------------------------
           Prostate    180,400                      396,000
           --------------------------------------------------------
           All sites   1,220,100                    8,083,000
           --------------------------------------------------------

A New Class of Agents
----------------------

[Illustration of irofulven molecule and other acylfulvenes]

Irofulven is the lead drug candidate from MGI's novel family of proprietary anti-cancer compounds called the acylfulvenes, discovered by Drs. Trevor C. McMorris and Michael J. Kelner at the University of California, San Diego
(UCSD). In 1993, MGI in-licensed the worldwide rights to develop and commercialize the acylfulvenes from UCSD. Currently, MGI is evaluating additional analogs developed by McMorris and Kelner to determine their potential as anti-cancer drugs. We at MGI believe this analog program may generate a series of novel anti-cancer drugs.

[Photograph of Dr. McMorris and Dr. Kelner]

"When we demonstrated outstanding antitumor activity with the acylfulvenes in a drug-resistant lung tumor model, we knew we had just discovered something unique. It is exciting to see our work leading to a new family of antitumor drug candidates."

         Dr. Trevor C. McMorris
         Professor, Department of Chemistry and Biochemistry
         University of California, San Diego
         and
         Dr. Michael J. Kelner
         Professor of Pathology, School of Medicine
         University of California, San Diego

Novel Mechanism of Action

Irofulven exhibits a unique mechanism of action compared to current anti-cancer drugs. Irofulven is taken up rapidly by tumor cells. Once inside the cell, irofulven binds to DNA and protein targets. This binding interferes with DNA replication and cell division, leading to tumor selective programmed cell death (apoptosis) and tumor reduction or elimination. In preclinical studies and early clinical trials, irofulven has been shown to be effective against tumors resistant to other anti-cancer drugs. These studies have also shown the potential benefits of using irofulven in combination with several approved anti-cancer drugs and radiation therapy.

[Illustration of mechanism of action]

[Photograph of Dr. MacDonald]

 "A novel mechanism of action gives irofulven the ability to remain active against the most common forms of drug-resistant tumors and the potential to combine effectively with other antitumor therapies. These characteristics translate into a high potential to treat a broad range of human cancers, either alone or in combination with other therapies."

         Dr. John R. MacDonald
         Vice President, Research and Development
         MGI PHARMA, INC.

Validating the Promise

Irofulven has demonstrated complete shrinkage of more than 10 different types of human solid tumors transplanted into mice, including pancreatic, prostate, ovarian, breast, lung and colon tumors. Human studies have been initiated to confirm irofulven's broad spectrum of anti-cancer activity. In each of the three initial MGI-sponsored Phase 2 studies of prostate, pancreatic and ovarian cancer, objective anti-cancer responses have been demonstrated. The National Cancer Institute (NCI) has initiated more than 10 complementary Phase 2 studies. Initial Phase 2 results will need to be confirmed in larger scale Phase 3 trials before irofulven could be approved for marketing.

[CT scan of a pancreatic cancer patient]

[Photograph of Dr. Tempero]

"Irofulven is an exciting new compound with a unique mechanism of action. Early trials suggested possible efficacy in pancreatic cancer and more definitive trials are in progress. Pancreatic cancer is an appropriate target for new drug development since so few agents have established activity in this disease."

         Dr. Margaret A. Tempero
         Deputy Director
         University of California, San Francisco, Cancer Center

Capturing the Opportunity

Irofulven's potential to shrink various cancers opens the way to multiple development paths, and MGI intends to pursue as many indications with the FDA as warranted by the data. Initially, MGI will select a type of tumor that is expected to represent the shortest path to marketing approval in the United States. Based on initial clinical trial results with irofulven and planned discussions with the FDA, we intend to initiate our Phase 3 clinical program for irofulven in 2000.

[Photo of irofulven vials in clinical trial packaging]

[Photograph of Sheri Smith]

 "With the help of a world-renowned advisory panel, the National Cancer Institute, and many oncology investigators, we intend to work with the FDA to develop a comprehensive clinical trial program for irofulven. Our unifying goal is to evaluate irofulven in numerous types of cancer in order to help as many patients, as quickly as is appropriate."

         Sheri L. Smith
         Director, Clinical Research
         MGI PHARMA, INC.

                              Financial Highlights


                                                                 Year Ended December 31,
                                        -----------------------------------------------------------------------
                                           1995          1996           1997           1998           1999
                                        ------------  ------------  -------------  -------------   ------------
                                                          (in thousands, except per share data)
Statement of Operations Data:
Revenues:
   Sales                                $     4,607   $     6,460   $      9,345   $     12,945    $    18,643
   Promotion                                     --            --             --            756          1,088
   Licensing                                  7,758         2,335          3,275          3,342          4,955
   Interest and other                           958           950            876            806            966
                                        ------------  ------------  -------------  -------------   ------------
                                             13,323         9,745         13,496         17,849         25,652
Costs and expenses:
   Cost of sales                                772           678            768            939          1,209
   Selling, general and                       7,859         7,659          9,339         10,989         12,713
      administrative
   Research and development                   7,266         7,865          4,989          5,302          6,677
                                        ------------  ------------  -------------  -------------   ------------
                                             15,897        16,202         15,096         17,230         20,599
                                        ------------  ------------  -------------  -------------   ------------
Income (loss) before taxes                   (2,574)       (6,457)        (1,600)           619          5,053
Provision for income taxes                       40           165            185            205            321
                                        ------------  ------------  -------------  -------------   ------------
Net income (loss)                           $(2,614)     $ (6,622)      $ (1,785)          $414         $4,732
                                        ============  ============  =============  =============   ============

Net income (loss) per common share
   Basic                                $    (0.21)   $     (0.50)  $      (0.13)  $       0.03    $      0.32
   Assuming dilution                    $    (0.21)   $     (0.50)  $      (0.13)  $       0.03    $      0.30

Weighted average number of common
shares
   Basic                                     12,509        13,179         14,116         14,368         14,742
   Assuming dilution                         12,509        13,179         14,116         14,966         15,633

Balance Sheet Data (at period end):
Cash and investments                    $    17,979   $    17,888   $     15,056   $     17,081    $    24,151
Working capital                         $    15,973   $    15,820   $     13,981   $     16,096    $    23,240
Total assets                            $    20,515   $    20,163   $     18,191   $     21,122    $    28,974
Total liabilities                       $     3,783   $     3,796   $      3,172   $      4,011    $     4,329
Accumulated deficit                     $   (65,836)  $   (72,458)  $    (74,243)  $    (73,828)   $   (69,097)
Total stockholders' equity              $    16,732   $    16,367   $     15,019   $     17,111    $    24,644


Executive Message

[Photograph of Charles N. Blitzer, President and Chief Executive Officer]

Dear Shareholders:

     During 1999, MGI PHARMA broke records, and everyone affiliated with the company - shareholders, board members and associates alike - can view 1999 with great pride. Annual U.S. sales of Salagen(R) Tablets (pilocarpine hydrochloride) set a record, we made exceptional clinical progress with irofulven (MGI 114), and our net income grew more than ten-fold to $4.7 million, another record. With the support of our multi-talented, experienced board of directors, MGI's executive team has a plan and the commitment to make our future even more successful.

     Most exciting during 1999 was the continued flow of excellent Phase 1 and 2 clinical trial data for irofulven, MGI's lead anti-cancer compound. To date, irofulven has shown important objective responses in prostate, pancreatic and ovarian cancer. Moreover, we believe that the upcoming year could be even more exciting - Phase 2 clinical results will be available from our ongoing trials, and interim results from clinical trials with irofulven will be presented at major cancer research meetings, including the American Association for Cancer Research meeting in April and American Society of Clinical Oncology annual meeting in May, 2000. We believe that irofulven is well along the path to ultimately becoming a drug that will help many cancer patients.

Business Development Strategy
-----------------------------

     MGI's principal business development strategy is to acquire the rights to pharmaceutical products that may need further development or are already approved and on the market. Our market focus is on specialty pharmaceutical products, particularly in oncology and rheumatology. Our commercial organization is quite familiar with physician prescribers in these specialties and can reach them effectively. Three key assets that permit this strategy are our highly experienced commercial sales and marketing organization, a proven product development team and an effective executive team.

Product Development Team
------------------------

     Advances Irofulven Irofulven is the lead drug candidate in MGI's novel family of proprietary anti-cancer compounds called the acylfulvenes. It is a new chemical entity with a novel mechanism of action, and MGI has secured a strong worldwide patent position on irofulven and the acylfulvenes.

     MGI's product development team has made important progress with the irofulven clinical trials. During 1999, irofulven made the transition from a compound under study for potential activity in different tumor types to a drug candidate deserving a broad development strategy for multiple cancer indications. During 1999, we conducted a number of initial clinical trials and have observed objective responses in refractory ovarian, pancreatic and prostate cancer patients and in a Phase 1 trial with irofulven in combination with CPT-11 (Camptosar(R)). Based on initial clinical trial results with irofulven and discussions with the FDA, we intend to initiate our Phase 3 clinical program for irofulven in 2000. We intend to provide the effort and resources needed to fully pursue irofulven's substantial therapeutic and commercial potential.

[Chart of status of irofulven clinical programs]

     Beyond the excitement generated by progress with irofulven, our product development team has demonstrated skills that can help MGI acquire and develop other products. With two New Drug Application approvals under their belts and significant progress with irofulven, parties with products to develop or sell can be confident that this group of talented people has the potential to realize the medical and economic value of their products.

Commercial Organization Advances Salagen(R)Tablets Sales
--------------------------------------------------------

     Sjogren's syndrome is an autoimmune disease where the body's own immune system attacks the salivary glands, damaging their ability to produce saliva. The commercial organization at MGI has very successfully introduced Salagen(R) Tablets to the Sjogren's syndrome market. In 1999, U.S. Salagen(R) Tablets sales grew more than 40 percent for the fourth consecutive year.

     In 2000, our commercial organization faces new challenges. We intend to broaden our presence in the Sjogren's market beyond the patient with severely dry mouth to the many patients who are moderately dry. In addition, a competing prescription product is expected to enter the U.S. market sometime in the first half of 2000.

     In part to help meet these challenges, we are expanding and strengthening our sales organization. When the expansion is complete, we will have increased our sales capacity by about two-thirds. In addition to supporting sales of currently promoted products, this expansion should help attract additional products to MGI. Further, the expansion puts MGI's commercial organization on a growth path toward sufficient size to realize the opportunity that would be available upon approval of irofulven. We are very excited about where our sales organization is heading, and equally proud of its leadership and talent pool.

Financial Performance Sets Records
----------------------------------

     In 1999, strong revenue growth across all categories of revenue drove the 44 percent increase in MGI's revenues to $25.7 million. Continued growth in U.S. sales of Salagen(R) Tablets dominated this revenue growth, by growing $5.8 million in 1999. Combining this strong revenue growth with 20 percent growth in total costs and expenses produced record net income of $4.7 million in 1999, or 30 cents per diluted share.

     Our performance demonstrates our commitment to building value for you, the shareholders of MGI. While we produced more income in 1999 than in all prior years, we anticipate a significant increase in R&D spending in subsequent years to develop irofulven.

         [Chart of Growing Revenues (other revenues and product sales)
                            for 1997, 1998 and 1999]

     I've been using the word we because MGI is managed by an executive team. Chuck Blitzer certainly retains the "buck stops here" role, and there are certain decisions that only I can make as your CEO. However, the executive team has assumed a larger role within the organization as we begin to solidify greater plans for our future. In August, we strengthened the management team with the addition of Lonnie Moulder as executive vice president. Lonnie, an experienced pharmaceutical executive, is currently directing our sales, marketing and business development activities. To assist Lonnie in these duties, Al Caplan recently joined MGI as vice president of sales. Al's two decades of sales and marketing experience includes serving as the national sales director of a 117-person oncology and rheumatology sales force just before joining MGI. In May, Edgar Timberlake joined MGI as vice president for human resources and administration. He is playing a significant role in the growth and organizational development of the company.

     Along with the invaluable talents of our board of directors and all MGI associates, the executive team is setting the stage for further growth. Expansion of the sales organization is one example. Refocusing and aggressively pursuing business development activities is another. Certainly, the three rheumatology co-promotion products we began promoting in 1999 exemplify one of the dual business development methods for growing MGI. In addition to establishing these marketing alliances, we intend to acquire other products.

     In closing, let me say thank you for your support as MGI shareholders. We believe we are taking the right steps to build shareholder value. While we are excited and proud of our record-setting year, we are convinced that the most promising growth lies ahead.


/s/ Charles N. Blitzer

Charles N. Blitzer
President and Chief Executive Officer
March 1, 2000

Product Pipeline

[Chart of each product and product candidate, indicating whether it is in preclinical, phase 1, phase 2, phase 3 or marketed/co-promoted stage]

Operating Review

Salagen(R) Tablets
------------------

     Salagen(R) Tablets (pilocarpine hydrochloride) are the prime example of MGI PHARMA's ability to develop and commercialize differentiated specialty pharmaceutical products that meet patient needs and build shareholder value. The associates of MGI PHARMA developed the tablet form of pilocarpine hydrochloride; designed and conducted preclinical and clinical studies; received approval from the Food and Drug Administration for not one, but two dry mouth indications; and launched, promoted and supported Salagen(R) Tablets in the United States.

     Salagen(R) Tablets are the first prescription drug approved to treat the symptoms of chronic dry mouth in certain patient populations. Chronic dry mouth can be a potentially painful and debilitating condition. Salagen(R) Tablets stimulate the exocrine glands, including the salivary glands, to increase their moisture-producing activity. Whole saliva is important to oral health and quality of life in general. People with chronic dry mouth can experience difficulty eating and sleeping, rapid tooth decay, periodontal disease and oral infections.

     Salagen(R) Tablets are approved in the United States to treat the symptoms of dry mouth resulting from radiation used to treat head and neck cancer and Sjogren's syndrome. Salagen(R) Tablets have been marketed for the cancer-related indication since 1994 and the Sjogren's syndrome indication since 1998.

[Picture of Salagen Tablets product]

[Graph chart depicting prescriptions per day of Salagen Tablets from 1997 to 1999]

     When head and neck cancer patients receive radiation treatment, this therapy often damages the salivary glands and their ability to produce moisture. Salagen(R) Tablets, when used during or after radiation treatment, can stimulate the glands to generate more moisture and has become the standard of care for these patients.

     Sjogren's syndrome is a chronic, inflammatory, autoimmune disease that left untreated can ultimately affect the neurological, muscular and gastrointestinal systems. It gradually damages the body's moisture-producing glands, including the salivary glands, causing patients to suffer significantly from the resulting dryness. Symptoms of the disease can include dry mouth, dry eyes, dry skin, and vaginal dryness, depending upon which moisture-producing glands are affected and to what degree.

Market Performance

     Growth in U.S. sales of Salagen(R) Tablets has been the primary financial force underlying MGI PHARMA's ability to increase profitability. U.S. sales of Salagen(R) Tablets accounted for more than 70 percent of MGI PHARMA's total revenues, and sales have been expanding at more than 40 percent annually for four years. This is a powerful affirmation of our sales organization and associates, who are based in the United States and focused on the domestic market.

     Outside the United States, MGI PHARMA creates partnerships with pharmaceutical companies to market and realize the commercial value of our products. Salagen(R) Tablets have been approved for marketing in Europe, Canada, and certain smaller markets for treatment of the symptoms of dryness resulting from Sjogren's syndrome or radiation induced dry mouth in head and neck cancer patients.

U.S. Sales Organization Expands

     A two-thirds expansion of MGI PHARMA's U.S.-based sales organization is nearly complete. This expansion will allow us to further capitalize on the Salagen(R) Tablets franchise as well as strengthen our sales asset that is essential to acquiring other products and creating marketing alliances. By establishing a sufficient presence with physicians in selected medical specialties, as we have with rheumatologists, MGI PHARMA becomes a more attractive entity for acquiring or promoting other companies' products.

Business Development
--------------------

     MGI PHARMA's principal business development strategy is to acquire the rights to pharmaceutical products in mid- to late-development stages or products that have been approved and are on the market. Our focus is on pharmaceutical products with physician prescribers in concentrated medical specialties, particularly oncology and rheumatology, who can be reached by our sales organization.

     Beyond the purchase of marketed products, MGI PHARMA's product development capabilities give the company the potential to acquire compounds that may need further clinical development. Alternatively, the company may strike promotional arrangements to promote FDA approved and already marketed products into MGI PHARMA's target markets on behalf of a product's owner. By blending product acquisition and promotional techniques, our goal is to manage product development risk, development timelines, and financial expenditures while expanding the value delivered to our target therapeutic markets.

Recent Co-Promotional Arrangements

         During 1999, we initiated co-promotional arrangements for three rheumatology products:

     * Azulfidine EN-tabs(R), a Pharmacia & Upjohn product for rheumatoid arthritis patients who have responded inadequately to non-steroidal anti-inflammatory drugs.

     * Ridaura(R), a disease-modifying anti-rheumatic drug (DMARD) from Connetics Corporation, slows the progression of rheumatoid arthritis and is believed to slow joint destruction.

     * Luxiq(TM) (betamethasone valerate) Foam, 0.12%, from Connetics Corporation, approved in 1999 as a topical treatment for corticosteriod-responsive scalp dermatoses, a painful inflammation of the scalp. MGI PHARMA promotes Luxiq(TM) to rheumatologists for their psoriatic arthritis patients.

Of these three products, Azulfidine EN-tabs is believed to have the greatest financial potential for MGI PHARMA. The expansion of the sales force and their experience co-promoting products should facilitate future co-promotional arrangements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

We are a pharmaceutical company focused on the acquisition, development, commercialization and marketing of differentiated, specialty pharmaceutical products that address unmet medical needs. Our current product portfolio is comprised of prescription products that address special needs in the fields of cancer and rheumatology, however, we may expand into other medical fields as our business grows. We focus our sales efforts solely in the United States and create partnerships with other pharmaceutical or biotechnology companies for our products in other countries.

We promote products directly to physicians in the United States using our own specialty sales force. These products include our Salagen(R) Tablets (pilocarpine hydrochloride) and Didronel(R) I.V. Infusion (etidronate disodium), and three co-promoted products, Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets), Ridaura(R) (auranofin) and Luxiq(TM) (betamethasone valerate) Foam, 0.12%. Salagen Tablets are approved in the United States for two indications: symptoms of radiation-induced dry mouth in head and neck cancer patients, and the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the salivary glands. Sales of Salagen Tablets in the United States accounted for more than 97 percent of our product sales during 1999. Didronel I.V. Infusion is used to treat hypercalcemia (elevated blood calcium) in cancer patients. Co-promoted products continue to be owned and distributed by the co-promotion partners, so we recognize promotion fee revenue, rather than product sales revenue for these products. We began our co-promotion relationships in 1999 for Azulfidine EN-tabs(R) and Ridaura(R) for the treatment of rheumatoid arthritis and Luxiq(TM) for the treatment of dermatosis. Outside the United States, we commercialize our products through various alliances from which we recognize licensing revenues, and have agreements with several international pharmaceutical companies to develop and commercialize Salagen Tablets in Europe, Canada and Japan.

Our current product development efforts include preclinical and clinical studies for irofulven, the lead drug candidate in our novel family of proprietary anti-cancer compounds called the acylfulvenes. Exclusive rights in Japan to irofulven and the other acylfulvene analogs were granted to Dainippon under a development and commercialization agreement in 1995. We also provide ongoing clinical support of Salagen Tablets. We rely on third-parties to manufacture our commercialized and development stage products.


Results of Operations

Revenues
--------

Sales. Total sales revenues increased 39 percent from $9,344,548 in 1997 to $12,944,620 in 1998, and increased 44 percent to $18,643,168 in 1999. The increases primarily reflect more sales of Salagen Tablets due to broader demand for the product, following FDA approval of Salagen Tablets as a treatment of Sjogren's syndrome symptoms in February 1998.

Product sales of Salagen Tablets in the United States provided 92 percent of our product sales in 1997, 95 percent in 1998, and 97 percent in 1999. As is common in the pharmaceutical industry, our domestic sales are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of our products. Sequential quarterly changes in U.S. sales of Salagen Tablets during 1999 ranged from a 10 percent decline during the third quarter to a 20 percent increase in the fourth quarter. We believe that fluctuations in the quarter-to-quarter comparisons are caused by uneven purchasing patterns of pharmaceutical wholesalers. Because Salagen Tablets are the first United States Food and Drug Administration (FDA) approved product to treat dry mouth symptoms associated with Sjogren's syndrome, no historical standard exists by which to judge the ultimate size of this market. We expect sales growth of Salagen Tablets to moderate due to competition from new products and increased penetration of the market.

Promotion. Promotion revenue was first recognized in 1998 and totaled $756,326 in that year. Promotion revenue increased 44 percent to $1,087,852 in 1999. In 1998, we were promoting INFeD(R) under an agreement with Schein Pharmaceutical. In 1999, we concluded our promotional activities with Schein, and entered into promotion agreements with Pharmacia & Upjohn Company for Azulfidine EN-tabs(R) and Connetics Corporation for Ridaura(R) and Luxiq(TM). Under the Schein agreement, we earned a minimum promotion fee of $125,000 per quarter, plus an additional fee of $250,000 in the first quarter of 1998 resulting from an amendment to the contract. We concluded our promotional activity with Schein at the end of the first quarter of 1999, resulting in a final minimum quarterly payment of $125,000 in the first quarter of 1999, and reduced promotion payments for the remaining quarters of 1999. Under the Connetics agreement, which has an initial term ending in September 2000, we receive $250,000 per quarter for the promotion of Ridaura. We have not yet recognized promotion revenue for either Azulfidine EN-tabs(R) or Luxiq.

Licensing. Licensing revenue increased two percent from $3,275,375 in 1997 to $3,341,568 in the 1998, and increased 48 percent to $4,954,468 in 1999. The increase from 1997 to 1998 was due to an increase in contract minimum payments for Salagen Tablets in Canada, and a scheduled increase in quarterly licensing payments from Dainippon for continuing acylfulvene rights in Japan. The increase from 1998 to 1999 was due to approximately $500,000 in non-recurring royalties from a retroactive broadening of the royalty base on herbicide resistant crop technology from our former agricultural business, an increase in revenue from international Salagen Tablets relationships, and a scheduled increase in quarterly licensing payments from Dainippon. We believe the increases in Salagen licensing revenue from international partners were not reflective of underlying product demand and may not be recurring. We are committed to improving the promotion of Salagen Tablets in Europe and we are working with the current license partner to find a replacement partner. Until this is achieved, only modest year-to-year increases, if any, in Salagen Tablets related licensing income are expected. In addition, future licensing revenues will likely fluctuate from one quarter to another and between years depending on the achievement of milestones by us or our partners, the level of recurring royalty generating activities, and the timing of initiating additional licensing relationships. In 1999, we received $2,200,000 of licensing revenue related to quarterly licensing payments from Dainippon. These payments are scheduled to conclude with a $100,000 payment in the second quarter of 2000, which would result in recognition of $650,000 during 2000 related to these payments.

Interest and other. Interest and other income decreased eight percent from $875,906 in 1997 to $805,996 in 1998, but increased 20 percent to $966,434 in
1999. The average amount of funds available for investment has increased from 1997 through 1999. However, the yield on investments has decreased over the same period. This resulted in decreased interest and other income from 1997 to 1998. In 1999, the effect of the decreased investment yield was more than offset by an approximate $7,000,000 increase in funds available for investment.


Costs and Expenses
------------------

Cost of sales. Cost of sales increased 22 percent from $767,680 in 1997 to $938,628 in 1998, and increased 29 percent to $1,208,650 in 1999. Both changes reflect increased unit sales of Salagen Tablets. We believe that cost of sales as a percent of product sales should continue within its recent annual range of five to eight percent for our commercialized products.

Selling, general and administrative. Selling, general and administrative expenses increased 18 percent from $9,339,110 in 1997 to $10,989,017 in 1998, and increased 16 percent to $12,713,287 in 1999. The 1998 increase resulted from an increase in selling and promotion costs in conjunction with the April 1998 launch of Salagen Tablets as a treatment for symptoms of dry mouth from Sjogren's syndrome. The 1999 increase also resulted from further increased selling and promotion costs for Salagen Tablets; $525,000 in expenses associated with non-recurring retirement and separation agreements; expenses related to relocation and recruiting for sales, marketing and business development positions; and costs related to our move to a new office location. During 2000, we expect to further expand our commercial organization and promotional spending, especially for the promotion of Salagen Tablets. The size of our U.S. based sales organization is expected to increase by approximately two-thirds. These changes and related costs are expected to significantly increase total SG&A expense in 2000.

Research and development. Research and development expense increased six percent from $4,988,584 in 1997 to $5,301,578 in 1998, and increased 26 percent to $6,677,435 in 1999. The increases reflect increasing costs for the development of irofulven, the lead drug candidate in our novel family of proprietary anti-cancer compounds called the acylfulvenes. During 1998, development of irofulven progressed from Phase 1 clinical trials to larger and more expensive Phase 2 clinical trials. Enrollment in three MGI sponsored Phase 2 studies began in 1998, and has increased during 1999. These studies evaluate the efficacy and safety of irofulven for the treatment of patients with ovarian, pancreatic or prostate cancer who are refractory to current therapies. In addition, we continued to provide clinical supplies of irofulven for clinical studies sponsored by the National Cancer Institute. Based on initial clinical data that has already demonstrated objective anti-tumor responses with irofulven treatment in humans as a single agent and in combination with an approved chemotherapy, we hope to initiate Phase 3 studies by the end of 2000 that could, if successful, become the fundamental basis of an initial new drug application submission to the FDA for irofulven. Conduct of these studies is expected to substantially increase research and development costs in 2000 and beyond. Further, this emerging data suggests multiple development paths may be warranted with irofulven and could further increase research and development expense in 2000. We expect research and development to increase significantly in the next few years compared to 1999 as we pursue multiple development paths with irofulven.

Tax expense. Over the past three years, our effective tax rate has ranged from a negative 3.7 percent to a positive 33.1 percent, which reflects a 10 percent foreign tax rate on the Dainippon licensing payment and a 2 percent tax rate for alternative minimum tax.

In 1999, we had net income of $4,731,499. However, we have a history of losses, and currently have an accumulated deficit of $69,096,849. Our ability to sustain profitable operations is uncertain, and therefore, we will continue to maintain a valuation allowance against this deferred tax asset.

Net income (loss). Although we had a net loss of $1,784,545 in 1997, we produced net income of $414,287 in 1998, and net income of $4,731,499 in 1999. The increases in net income are due to an increase in total revenues of 32 percent from 1997 to 1998, and 44 percent from 1998 to 1999. Costs and expenses increased 14 percent from 1997 to 1998, and increased 20 percent from 1998 to 1999. During the next several years, we will direct our efforts toward activities intended to grow long-term revenues, including expanded development of irofulven and other pharmaceuticals. Increased spending on these initiatives and others may not allow us to remain profitable on a consistent basis.


Liquidity and Capital Resources

At December 31, 1999, we had cash and investments of $24,150,573 and working capital of $23,239,905, compared with $17,081,265 and $16,095,725, respectively, at December 31, 1998. For the year ended December 31, 1999, we generated $5,662,542 of cash from our operating activities and received $2,174,583 in cash from issuance of shares under stock award plans. We purchased $783,501 of equipment and furniture in 1999, primarily related to our move to a new office location.

Cash in excess of current operating needs is invested in money market instruments in accordance with our investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry. We believe we have sufficient cash and investments to fund our current operations through the end of 2000, However, substantial amounts of capital are required for pharmaceutical development and commercialization efforts. For continued development and commercialization of irofulven and Salagen Tablets and acquisition and development of product candidates, we plan to utilize cash provided from product sales, collaborative arrangements and existing liquid assets. We may also seek other sources of funding, including additional equity or debt issuances.

Selected Quarterly Operating Results

The following table shows our unaudited financial information for each of the quarters in the two-year period ended December 31, 1999. In our opinion, this unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Financial Statements and Notes included in this Annual Report. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


                                                               Three Months Ended
                          ---------------------------------------------------------------------------------------------
                          March 31   June 30  September 30   December 31    March 31  June 30  September 30  December 31
                            1998       1998       1998          1998          1999     1999      1999            1999
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
                                                     (in thousands, except per share data)
Revenues:
   Sales                  $   2,629  $  3,260  $     3,274   $     3,781  $   4,503  $  4,754  $     4,272  $    5,114
   Promotion                    375       125          125           131        125       250          250         463
   Licensing                    621       694        1,072           956        872     1,037        1,290       1,756
   Interest and other           187       200          209           210        194       211          270         291
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
                              3,812     4,279        4,680         5,078      5,694     6,252        6,082       7,624
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
Costs and expenses:
   Cost of sales                207       293          216           222        308       254          259         387
   Selling, general and       2,414     2,650        2,712         3,213      3,173     3,570        2,924       3,046
     administrative
   Research and               1,238     1,357        1,317         1,390      1,461     1,747        1,871       1,599
     development
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
                              3,859     4,300        4,245         4,825      4,942     5,571        5,054       5,032
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
Income (loss) before tax        (47)      (21)         435           253        752       681        1,028       2,592
Provision for income tax         50        50           50            55         69        70           75         107
                          ---------- --------- ------------  ------------ ---------- --------- ------------ -----------
Net income (loss)         $     (97) $    (71) $       385   $       198  $     683  $    611  $       953  $    2,485
                          ========== ========= ============  ============ ========== ========= ============ ===========

Net income (loss) per
  common share:
     Basic                $   (0.01) $  (0.00) $      0.03   $      0.01  $    0.05  $   0.04  $      0.06  $     0.17
     Assuming dilution    $   (0.01) $  (0.00) $      0.03   $      0.01  $    0.04  $   0.04  $      0.06  $     0.16

Weighted average number
  Of common shares:
     Basic                   14,207    14,326       14,452        14,478     14,575    14,647       14,819      14,931
     Assuming dilution       14,207    14,326       15,020        15,321     15,475    15,549       15,733      15,779


Market Risk Considerations

Our operations are not subject to risks of material foreign currency fluctuations, nor do we use derivative financial instruments in our investment practices. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. We do not expect material loss with respect to our investment portfolio or exposure to market risks associated with interest rates.


New Accounting Pronouncements

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
101). SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin will alter the revenue recognition stream for future strategic agreements; certain payments will be initially capitalized, then amortized over a period of time.

Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging activities," (as amended by SFAS 137 with respect to the effective date) will be effective for us in January 2001. SFAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. We do not believe that SFAS 133 will have a material impact on the company.

Cautionary Statement

This document contains forward-looking statements within the meaning of federal securities laws. These statements include statements regarding intent, belief, or current expectations of the company and its management. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause our actual results to differ materially from the results discussed in these statements. Factors that might cause such differences include, but are not limited to, dependence on sales of Salagen Tablets, the ability to develop irofulven into an approved and successfully marketed chemotherapy agent, dependence on a license acquisition strategy, uncertainty of strategic alliances, and other risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission, including Exhibit 99 to the Annual Report on Form 10-K for the year ended December 31, 1999. We do not intend to update any of the forward-looking statements after the date of this Annual Report to conform them to actual results.

                                 BALANCE SHEETS

                                                       December 31,
                                              ------------------------------
                                                   1998              1999
                                              ------------      ------------
ASSETS

Current assets:
  Cash and cash equivalents                   $  6,513,204      $  8,249,248
  Short-term investments                        10,568,061        15,901,325
  Receivables, less allowances of $97,960
    and $128,771                                 1,410,539         2,427,901
  Inventories                                    1,285,368           836,865
  Prepaid expenses                                 329,953           153,923
                                              ------------      ------------

     Total current assets                       20,107,125        27,569,262

Equipment and furniture, at cost
  less accumulated depreciation of
  $1,062,405 and $839,300                          540,084         1,027,482

Other assets                                       474,859           376,992
                                              ------------      ------------

Total assets                                  $ 21,122,068      $ 28,973,736
                                              ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                            $    794,266      $    964,242
  Accrued expenses                               2,712,884         2,853,794
  Deferred revenue                                 495,000           495,000
  Other current liabilities                          9,250            16,321
                                              ------------      ------------

     Total current liabilities                   4,011,400         4,329,357
                                              ------------      ------------

Stockholders' equity:
  Preferred Stock,
    10,000,000 authorized and unissued shares       --                 --
  Common stock, $0.01 par value,
    30,000,000 authorized shares,
    14,542,472 and 14,979,640
    issued and outstanding shares                  145,425           149,796
  Additional paid-in capital                    90,850,590        93,591,432
  Notes receivable from officers                   (56,999)            --
  Accumulated deficit                          (73,828,348)      (69,096,849)
                                              ------------      ------------

     Total stockholders' equity                 17,110,668        24,644,379
                                              ------------      ------------

Commitments (Note 5)

Total liabilities and
  stockholders' equity                        $ 21,122,068      $ 28,973,736
                                              ============      ============

-------------------------------------

See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS

                                MGI PHARMA, INC.


                                                                  Year Ended December 31,
                                                      ----------------------------------------------------------------
                                                          1997                      1998                      1999
                                                      ------------              -------------             ------------
Revenues:
  Sales                                               $  9,344,548              $ 12,944,620               $18,643,168
  Promotion                                                 --                       756,326                 1,087,852
  Licensing                                              3,275,375                 3,341,568                 4,954,468
  Interest and other                                       875,906                   805,996                   966,434
                                                      ------------              ------------               -----------
                                                        13,495,829                17,848,510                25,651,922
                                                      ------------              ------------               -----------

Costs and expenses:
  Cost of sales                                            767,680                   938,628                 1,208,650
  Selling, general and
    Administrative                                       9,339,110                10,989,017                12,713,287
  Research and development                               4,988,584                 5,301,578                 6,677,435
                                                      ------------              ------------               -----------
                                                        15,095,374                17,229,223                20,599,372
                                                      ------------              ------------               -----------

Income (loss) before taxes                              (1,599,545)                  619,287                 5,052,550

Provision for income taxes                                 185,000                   205,000                   321,051
                                                      -------------             ------------               -----------

Net income (loss)                                     $ (1,784,545)             $    414,287               $ 4,731,499
                                                      =============             ============               ===========


Net income (loss) per common share:
      Basic                                           $      (0.13)             $       0.03               $      0.32
      Assuming dilution                               $      (0.13)             $       0.03               $      0.30


Weighted average number of common shares outstanding:
      Basic                                             14,116,471                14,367,627                14,742,151
      Assuming dilution                                 14,116,471                14,966,112                15,633,120

--------------------------------

See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                MGI PHARMA, INC.

                                                                                 Year Ended December 31,
                                                              ------------------------------------------------------------
                                                                 1997                     1998                    1999
                                                              ------------            ------------            ------------
Operating activities:
Net income (loss)                                             $ (1,784,545)           $    414,287            $  4,731,499
Adjustments for non-cash items:
    Depreciation and amortization                                  180,935                 253,685                 394,201
    Benefit plan contribution                                      259,727                 314,496                 362,087
    Stock option acceleration                                        --                      --                    162,953
    Other                                                           15,154                   8,293                  53,791


Changes in operating assets and liabilities:
    Receivables                                                      5,977                (336,546)             (1,017,362)
    Inventories                                                   (243,894)               (447,310)                448,503
    Prepaid expenses                                              (130,844)               (145,673)                176,030
    Accounts payable and accrued expenses                       (1,078,843)                785,640                 343,769
    Deferred revenue                                               450,000                  45,000                   --
    Other current liabilities                                       (1,456)                  2,995                   7,071
                                                              ------------            ------------            ------------
       Net cash provided by (used in)
           operating activities                                 (2,327,789)                894,867               5,662,542
                                                              ------------            ------------            ------------

Investing activities:
Purchase of investments                                        (15,688,037)            (18,699,585)            (22,393,143)
Maturity of investments                                         17,356,458              16,130,356              17,059,879
Purchase of equipment and furniture                               (572,663)               (174,907)               (783,501)
Payments on notes receivable                                         2,358                  45,576                  56,999
Other                                                              (99,387)                (54,955)                (41,315)
                                                              -------------           -------------           -------------
       Net cash provided by (used in)
           investing activities                                    998,729              (2,753,515)             (6,101,081)
                                                              ------------            -------------           -------------

Financing activities:
Issuance of shares under stock plans                               165,582               1,314,761               2,174,583
                                                              ------------            ------------            ------------
       Net cash provided by financing
           Activities                                              165,582               1,314,761               2,174,583
                                                              ------------            ------------            ------------

Increase (decrease) in
  cash and cash equivalents                                     (1,163,478)               (543,887)              1,736,044

Cash and cash equivalents at
    beginning of year                                            8,220,569               7,057,091               6,513,204
                                                              ------------            ------------            ------------

Cash and cash equivalents at
    end of year                                               $  7,057,091            $  6,513,204            $  8,249,248
                                                              ============            ============            ============

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                                    $  185,000                $207,000                $240,000


-----------------------------------
See accompanying notes to financial statements.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                MGI PHARMA, INC.

                                                                   Notes
                                               Additional       receivable                            Total
                                    Common       paid-in           from        Accumulated        stockholders'
                                     stock       capital         officers       deficit              equity
                                   --------    -----------      ---------     ------------         -----------
Balance at December 31, 1996       $140,816    $88,789,495      $(104,933)    $(72,458,090)        $16,367,288


Exercise of stock options,
  5,675 shares                           57         39,869            --               --               39,926
Employee stock purchase plan,
  45,916 shares                         459        140,351            --               --              140,810
Employee retirement savings plan
  contribution, 62,398 shares           624        252,860            --               --              253,484
Note payment                            --             --           2,358              --                2,358
Net loss                                --             --             --        (1,784,635)         (1,784,545)
                                   --------    -----------      ---------     ------------         -----------
Balance at December 13, 1997       $141,956    $89,222,575      $(102,575)    $(74,242,635)        $15,019,321

Exercise of stock options,
  275,786 shares                      2,758      1,184,504            --               --            1,187,262
Employee stock purchase plan,
  31,442 shares                         314        135,478            --               --              135,792
Employee retirement savings plan
  contribution, 39,681 shares           397        308,033            --               --              308,430
Note payment                            --             --          45,576              --               45,576
Net income                              --             --             --           414,287             414,287
                                   --------    -----------       --------     ------------         -----------
Balance at December 13, 1998       $145,425    $90,850,590       $(56,999)    $(73,828,348)        $17,110,668


Exercise of stock options,
  386,006 shares                      3,860      2,021,544            --               --            2,025,404
Employee stock purchase plan,
  18,189 shares                         182        161,704            --               --              161,886
Employee retirement savings plan
  contribution, 39,681 shares           329        394,641            --               --              394,970
Note payment                            --             --          56,999              --               56,999
Stock option acceleration               --         162,953            --               --              162,953
Net income                              --             --             --         4,731,499           4,731,499
                                   --------    -----------      ---------     ------------         -----------
Balance at December 13, 1999       $149,796    $93,591,432      $     --      $(69,096,849)        $24,644,379
                                   ========    ===========      =========     ============         ===========

-----------------------------------------------
See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS



1. Summary of Significant Accounting Policies

MGI PHARMA, INC. (MGI or the company) acquires, develops and commercializes differentiated, specialty pharmaceutical products that meet patient needs and build shareholder value. The company currently promotes products with uses in oncology and rheumatology. MGI focuses its efforts solely in the United States and creates alliances with other pharmaceutical or biotechnology companies for its products in other countries.

The company promotes products directly to physicians in the United States using its own specialty sales force. These products include company-owned Salagen(R) Tablets (pilocarpine hydrochloride) and Didronel(R) I.V. Infusion (etidronate disodium), and three copromoted products, Ridaura(R) (auranofin), Luxiq(TM) (betamethasone valerate) Foam, 0.12%, and Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets, USP). Salagen Tablets are approved in the United States for two indications: symptoms of radiation-induced dry mouth in head and neck cancer patients and the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the salivary glands. Sales of Salagen Tablets in the United States accounted for approximately 97 percent of company product sales in 1999. Didronel I.V. Infusion is used to treat hypercalcemia (elevated blood calcium) in cancer patients. Copromoted products continue to be owned and distributed by the copromotion partners, so MGI recognizes promotion revenue, rather than product sales revenue for these products. Outside the United States, MGI commercializes its products through various alliances, and has agreements with several international pharmaceutical companies to commercialize Salagen Tablets in Europe, Japan and Canada.

The company's current product development efforts include clinical and preclinical studies for irofulven, the lead drug candidate in MGI's novel family of proprietary anti-cancer compounds called the acylfulvenes. Exclusive rights in Japan to irofulven and the other acylfulvene analogs were granted to Dainippon under a development and commercialization agreement in 1995. The company also provides ongoing clinical support of Salagen Tablets.

Cash, Cash Equivalents and Short-Term Investments. The company considers highly liquid marketable securities with remaining maturities of ninety days or less at the time of purchase to be cash equivalents. Other highly liquid marketable securities with remaining maturities of one year or less at the time of purchase are classified as short-term investments.

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

Concentration of Credit Risk. Financial instruments that may subject the company to significant concentrations of credit risk consist primarily of short-term marketable security investments and trade receivables.

Cash in excess of current operating needs is invested in accordance with the company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

The company grants credit primarily to pharmaceutical wholesale distributors throughout the United States in the normal course of business. Five wholesalers account for approximately 89 percent of company product sales. Customer credit worthiness is routinely monitored and collateral is not normally required.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Sales Recognition. Sales and related costs are recognized upon shipment of product to customers. Sales are recorded net of provisions for pricing adjustments, collection discounts and product returns.

Licensing Revenue Recognition. Licensing revenue is recognized when underlying performance criteria for payment have been met and the company has an unconditional right to such payment. Depending on a license agreement's terms, recognition criteria may be satisfied upon achievement of milestones, passage of time or product sales by the licensee. Payments received by the company in excess of amounts earned are classified as deferred revenue. The company also recognizes licensing revenue to the extent the company provides support services to strategic partners.

Effective January 1, 2000, the company will adopt Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin will alter the revenue recognition stream for future strategic agreements; certain payments will be initially capitalized, then amortized over a period of time.

Stock Based Compensation. The company applies the intrinsic value method described in APB Opinion No. 25 in accounting for the issuance of stock incentives to employees and directors. Accordingly, no compensation expense has been recognized in the financial statements. Consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," pro forma information reflecting compensation cost for such issuances is presented in the Stockholders' Equity footnote.

Advertising and Promotion Expense. Costs of advertising and promotion are expensed as incurred and were $1,241,214, $1,617,828 and $1,801,341 in 1997,
1998 and 1999, respectively. The company has not deferred any costs related to direct-response advertising.

Depreciation. Depreciation of equipment and furniture is provided over the estimated useful lives of the respective assets on a straight-line basis. Estimated useful lives of equipment and furniture range from three to ten years.

Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. The measurement of deferred tax assets is adjusted by a valuation allowance for any tax benefits which are not assured of realization.

Income (Loss) Per Common Share. Basic earnings per share (EPS) is calculated by dividing net income (loss) by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of the company's common shares during the period.

Use of Estimates. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting reported asset and liability amounts and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. Certain prior year amounts have been reclassed to conform with current year presentation.

New Accounting Pronouncement. Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 with respect to the effective date) will be effective for MGI in January 2001. SFAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. MGI does not believe that SFAS 133 will have a material impact on the company.


2. Short-Term Investments

Held-to-maturity investments, stated at amortized cost, which approximates estimated fair value, at December 31, 1998 and 1999 are summarized as follows:

                                   1998                     1999
                                ------------            ------------

Commercial paper                 $ 6,434,638             $10,747,279
Corporate notes                    4,133,423               2,037,229
Certificates of deposit                   -                3,116,817
                                 -----------             -----------
                                 $10,568,061             $15,901,325
                                 ===========             ===========

3. Inventories

Inventories at December 31, 1998 and 1999 are summarized as follows:

                                   1998                      1999
                               ----------                  --------
Raw materials and supplies     $   83,016                  $160,744
Work in process                   531,952                   153,447
Finished products                 670,400                   522,674
                               ----------                  --------
                               $1,285,368                  $836,865
                               ==========                  ========

4. Accrued Expenses

Accrued expenses at December 31, 1998 and 1999 are summarized as follows:

                                         1998               1999
                                      ----------          ----------
Bonuses                               $  536,683          $  467,820
Product return accrual                   467,547             342,648
Product development commitments          446,429             860,981
Third party manufacturing                422,334               --
Retirement plan contribution             204,619             204,158
Other accrued expenses                   635,272             978,187
                                      ----------          ----------
                                      $2,712,884          $2,853,794
                                      ==========          ==========

5. Leases

The company leases office space and computer software under noncancellable lease agreements that contain renewal options and require the company to pay operating costs, including property taxes, insurance and maintenance. Rent expense was $396,092, $437,227 and $408,163 in 1997, 1998 and 1999, respectively.

Future minimum lease payments under noncancellable lease are as follows:

     2000                                                    363,000
     2001                                                    441,000
     2002                                                    448,000
     2003                                                    455,000
     2004                                                    455,000
     Thereafter                                              265,000
                                                          ----------
                                                          $2,427,000
                                                          ==========

6. Licensing Arrangements

During 1995, MGI entered into a cooperative development and commercialization agreement with Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company, whereby MGI granted Dainippon exclusive rights to MGI's acylfulvenes in Japan. Under this agreement, Dainippon is expected to make milestone payments during the precommercial phase and MGI will participate in the commercial success of the drug candidate in Japan by supplying Dainippon with bulk drug substance. Quarterly license payments are scheduled to be received into 2000. In the 2000 second quarter, the character of quarterly license payments is scheduled to become deposit payments. Under the terms of the agreement, through January 1, 2002, $4.3 million in deposit payments is scheduled to be received. Repayment by MGI is due on the later of April 1, 2002 or receipt of the initial marketing approval in Japan. Dainippon may elect to receive the deposit repayment in cash, as a credit toward delivery of bulk drug substance under the related Supply Agreement, or in shares of MGI common stock. If Dainippon elects to receive stock, the shares will be valued at the closing price of MGI common stock on the date of Dainippon's election. The precommercial phase will conclude upon receipt of approval to market the first acylfulvene product in Japan and payment of a $1 million approval milestone by Dainippon. In conjunction with this 1995 agreement, MGI issued 750,000 shares of common stock to Dainippon and received net proceeds of $2.8 million from this issuance.

During 1994, MGI licensed exclusive rights to commercialize Salagen(R) Tablets in Japan to Kissei Pharmaceutical Co., Ltd., a Japanese pharmaceutical company. Kissei is scheduled to make a final milestone payment upon the earlier of its filing for product approval in Japan or September 29, 2000. MGI will participate in the commercial success of the product through royalty payments based on product sales in Japan. In 1997, a $747,000 milestone payment, net of taxes, was received as a result of Kissei's advancement of Salagen(R) Tablets into a Phase 3 human clinical program.

MGI has entered into licensing agreements for the commercialization of Salagen(R) Tablets in Europe and Canada with Chiron B.V. and Pharmacia & Upjohn Company, respectively. Under these arrangements, MGI receives payments based upon product sales in the respective territories.

To build its product pipeline, the company acquires rights to develop and market pharmaceuticals and medical products from others. Under this approach, the company may be required to pay up-front, development services and milestone fees. In addition, the company may be required to pay royalties on net sales upon marketing the products. Within a period of time after providing notice, the company generally may terminate its licenses. All material, noncancellable commitments were recognized as of December 31, 1999.

7. Promotion Arrangements

In March 1999, MGI and Schein Pharmaceutical, Inc. concluded their agreement for the promotion of INFeD(R) (iron dextran injection). Under the agreement, MGI recognized a final minimum quarterly promotion fee of $125,000 in the first quarter of 1999, and smaller promotion fees for the remaining three quarters of 1999.

In April 1999, MGI entered into promotion agreements with Connetics Corporation for the promotion of Ridaura(R) (auranofin) and Luxiq(TM) (betamethasone valerate) Foam, 0.12%. Under the terms of the agreements, MGI promotes Ridaura and Luxiq to the rheumatology market in the United States. For Ridaura, MGI receives $250,000 per quarter for making a specified number of sales calls. For Luxiq, the company receives a split of product contribution from Connetics Corporation's sales of Luxiq in the rheumatology market. Minimum terms for the Ridaura and Luxiq agreements are 18 months and 30 months respectively.

In September 1999, MGI began promoting Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets, USP) Enteric-coated on behalf of the Pharmacia & Upjohn Company (P&U) to the rheumatology market in the United States. MGI will earn promotion revenue based on its ability to increase P&U sales of Azulfidine EN-tabs(R). The Azulfidine EN-tabs(R) co-promotion agreement has an initial term of 42 months from the September 1999 co-promotion marketing launch.

8. Shareholder Rights Plan (as amended March 14, 2000)

On July 14, 1998, the company declared a dividend of one preferred share purchase right (Right) per share for each outstanding share of common stock of the company. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $200 per one-hundredth of a preferred share (subject to adjustment). The Rights become exercisable only if certain change in ownership control events occur and the company does not redeem the Rights. The Rights expire on July 14, 2008, if not previously redeemed or exercised.

9. Stockholders' Equity

Stock Incentive Plans. Under stock incentive plans, designated persons (including officers, employees, directors and consultants) have been or may be granted rights to acquire company common stock. These rights include stock options and other equity rights. At December 31, 1999, 3,089,160 shares of common stock remain reserved for issuance, of which 985,026 shares remain available for grant.

Stock options become exercisable over varying periods and expire up to ten years from date of grant. Options may be granted in the form of incentive stock options or nonqualified stock options. The option price for incentive stock options cannot be less than fair market value on the date of the grant. The option price for nonqualified stock options may be set by the Board of Directors.

Stock option activity in the three years ended December 31, 1999 is summarized as follows:

                                              Number          Average Price
                                            of Shares          Per Share
                                            ---------         -------------
Outstanding at December 31, 1996            1,867,452             $6.87
  Granted                                     511,306              4.31
  Exercised                                    (5,675)             4.37
  Canceled                                   (291,933)             6.31
                                            ---------
Outstanding at December 31, 1997            2,081,150              6.32
  Granted                                     472,408              4.81
  Exercised                                  (275,786)             4.27
  Canceled                                    (90,296)             4.43
                                            ---------
Outstanding at December 31, 1998            2,187,476              6.33
  Granted                                     548,711             11.78
  Exercised                                  (386,006)             5.21
  Canceled                                   (246,047)             9.77
                                            ---------
Outstanding at December 31, 1999            2,104,134             $7.56
                                            =========

The following table summarizes information concerning options outstanding and exercisable at December 31, 1999:


                                         Options Outstanding                              Options Exercisable
                                 --------------------------------------------            ----------------------
                                                Weighted             Weighted                           Weighted
 Range of                                        Average             Average                             Average
 Exercise                                       Remaining            Exercise                           Exercise
  Price                            Number         Life                 Price               Number         Price
 -------                         ---------       --------             -------            ---------       -------
$3.38-$3.94                        399,357          7.69                $3.84              137,359         $3.80
$4.00-$4.63                        175,590          5.97                $4.35              140,077         $4.34
$4.75-$4.81                        478,066          6.62                $4.77              377,055         $4.76
$4.88-$6.00                        192,344          5.83                $5.45              162,322         $5.51
$6.88-$11.50                       214,565          6.43                $9.70              123,679        $10.60
$11.56-$12.00                      412,125          9.11               $11.87                6,725        $12.00
$12.38-$30.00                      232,087          4.62               $14.24              193,787        $13.83
                                 ---------                                               ---------
Total                            2,104,134          6.94                $7.56            1,141,004         $6.92
                                 =========                                               =========

Employee Stock Purchase Plan. Under the company's employee stock purchase plan, substantially all employees may purchase shares of common stock at the end of semiannual purchase periods at a price equal to the lower of 85% of the stock's fair market value on the first or last day of that period. Plan funding occurs throughout the purchase period by pre-elected payroll deductions of up to 15% of regular pay. No compensation expense results from the plan. Shares issued under the plan were 45,916, 31,422 and 18,189 at average prices of $3.07, $4.32 and $8.90 per share in 1997, 1998 and 1999, respectively. At December 31, 1999, 126,978 shares remain reserved for future issuance under the plan.

Fair Value of Stock Plans. The company applies APB Opinion No. 25 in accounting for its stock incentive plans for designated persons and, accordingly, no compensation cost has been recognized in the financial statements for employee and director stock options granted under its stock plans or for the fair value of the discount offered to its employees under the employee stock purchase plan. Had the company determined compensation cost based on the fair value at the grant date for its stock options and the fair value of the discount related to the employee stock purchase plan under SFAS No. 123, the company's net earnings
(loss) would have been reported as shown below:


                                              1997        1998           1999
                                          -----------   ---------     ----------
    Net income (loss):
      As reported                         $(1,784,545)  $ 414,287     $4,731,499
      Pro forma                           $(2,721,827)  $(647,715)    $2,853,476

    Net income (loss) per common share:
      As reported diluted                      $(0.13)     $ 0.03          $0.30
      Pro forma diluted                        $(0.19)     $(0.04)         $0.18


Pro forma amounts only reflect options granted during 1995 through 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 for years prior to 1999 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period, and compensation cost for options granted prior to January 1, 1995 is not considered.

The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $2.22, $2.73 and $6.50, respectively, on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                         1997        1998        1999
                                         ----        ----        ----
    Expected dividend yield                0%          0%           0%
    Risk-free interest rate             5.40%       5.00%        5.00%
    Annualized volatility               0.52        0.61         0.60
    Expected life, in years                5           5            5

Retirement Savings Plan. The company's retirement savings plan conforms to
Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. Under the savings plan, participants may contribute a percentage of their eligible compensation for investment in company common stock or other investments. The company matches a portion of employees' contributions and may also make discretionary contributions ratably to all eligible employees. Company contributions are made in the form of company common stock and become fully vested when an employee attains five years of service. Contribution expense was $259,727, $314,496 and $362,087 in 1997, 1998 and 1999,
respectively. The company had 216,794 shares reserved for future issuance under the savings plan at December 31, 1999.

Preferred Stock. At December 31, 1999, 10,000,000 shares of preferred stock remain issuable. Issuance is subject to Board of Directors' action.

10. MGI Funded Retirement Trust

The company sponsors a money purchase retirement plan covering substantially all employees. Under the plan, the company contributes a percentage of participating employees' eligible compensation. Company contributions resulted in expense of $154,615, $198,647 and $203,724 in 1997, 1998, and 1999, respectively.


11. Income Taxes

Effective tax rates differ from statutory federal income tax rates in the years ended December 31, 1997, 1998 and 1999 as follows:


                                                     1997              1998             1999
                                                    -----             -----            -----
     Statutory federal income tax rate              (34.0)%            34.0%            34.0%
     Foreign tax                                     (7.6)             21.9              2.9
     Valuation allowance change                      47.1             (18.7)           (37.9)
     Research activities credit                      (3.0)            (24.2)            (3.4)
     Orphan drug credit                             (32.0)            (35.9)            (7.7)
     State income taxes, net of federal benefit      (2.5)              2.5              2.5
     Stock option exercises                          (0.1)            (71.1)           (15.9)
     Alternative minimum tax                          --                --               2.0
     Net operating loss expiration                   24.8             113.2             27.1
     Other                                            3.6              11.4              2.8
                                                 ----------------------------------------------------
                                                     (3.7)%            33.1%             6.4%
                                                 ====================================================


Deferred taxes as of December 31, 1998 and 1999 consist of the following:

                                                           1998                     1999
                                                       ------------            ------------
     Deferred tax assets:
         Receivable allowances                         $     36,734            $     48,289
         Inventory allowances                                 2,277                   4,131
         Product return allowance                           175,330                 128,493
         Accrued expenses                                    40,930                 100,085
         Net operating loss carryforward                 28,205,491              25,720,964
         Research credit carryforward                     2,172,631               2,345,201
         Orphan drug credit                                 735,030               1,121,387
         Alternative minimum tax credit carryforward         48,295                  48,295
                                                       ------------            ------------
                                                         31,416,718              29,516,845
         Less valuation allowance                       (31,394,482)            (29,481,846)
                                                       ------------            ------------
                                                       $     22,236            $     34,999
                                                       ============            ============
     Deferred tax liabilities:
         Tax depreciation greater than book            $     22,236            $     34,999
                                                       ============            ============


At December 31, 1999, the company had net operating loss carryforwards of approximately $68.6 million for federal income tax purposes of which $7.6 million may expire through 2002 if the company does not generate sufficient taxable income. Additionally, the company had research credit carryforwards of approximately $2.3 million, which begin to expire in 2000. In 1999, the company had net income of $4.7 million. However, the company has a history of losses, and currently has an accumulated deficit of $69.1 million. The company is uncertain about its ability to remain profitable on a consistent basis. Therefore, the company continues to maintain a valuation allowance against its deferred tax assets. The net change in the annual valuation allowance was a decrease of $115,852 in 1998, and a decrease of $1,912,636 in 1999.

12. Income (Loss) Per Common Share

Income (loss) per share for the years ended December 31, 1997, 1998 and 1999 are summarized in the following table:

Year ended
December 31, 1997                        Net Income (Loss)                     Shares                    Per Share Amount
-----------------                        -----------------                     ------                    ----------------
Basic                                       $(1,784,545)                      14,116,471                        $(0.13)
Effect of dilutive stock
  options                                          --                              --                              --

Assuming dilution                           $(1,784,545)                      14,116,471                        $(0.13)


Year ended
December 31, 1998
-----------------

Basic                                          $414,287                       14,367,627                         $0.03
Effect of dilutive stock
  options                                          --                            598,485                           --

Assuming dilution                              $414,287                       14,966,112                         $0.03


Year ended
December 31, 1999
-----------------

Basic                                        $4,731,499                       14,742,151                         $0.32
Effect of dilutive stock
  options                                          --                            890,969                        $(0.02)

Assuming dilution                            $4,731,499                       15,633,120                         $0.30



The total number of options excluded from the calculation of potentially dilutive securities either because the exercise price exceeded the average market price or because their inclusion in a calculation of net loss per share would have been anti-dilutive were 2,071,150, 408,674 and 232,087 for 1997, 1998 and 1999 respectively.

13. Related Party Transactions

One of the Company's directors, who became a director in May 1998, is the managing partner of Boston BioLicensing L.L.C., a pharmaceutical consulting firm. Under consulting arrangements, MGI made payments to Boston BioLicensing of $136,000 and $87,000 in 1998 and 1999, respectively. Transactions with Boston BioLicensing were in the ordinary course of business at prices comparable to transactions with other companies.

14. Segment and Geographic Information

The company operates in the single operating segment of specialty pharmaceuticals. Essentially all of its long-lived assets are located in the United States. Operating revenues attributed to U.S. and foreign customers in the years ended December 31, 1997, 1998 and 1999 are as follows:


                      1997         1998            1999
                      ----         ----            ----
United States
   Sales         $ 9,041,335    $12,742,831    $18,357,105
   Promotion             --         756,326      1,087,852
   Licensing         541,863        820,451      1,784,228
                 -----------    -----------    -----------
                   9,583,198     14,319,608     21,229,185
                 -----------    -----------    -----------
Foreign
   Sales             303,213        201,789        286,063
   Promotion             --             --             --
   Licensing       2,733,512      2,521,117      3,170,240
                 -----------    -----------    -----------
                   3,036,725      2,722,906      3,456,303
                 -----------    -----------    -----------
Total
   Sales           9,344,548     12,944,620     18,643,168
   Promotion             --         756,326      1,087,852
   Licensing       3,275,375      3,341,568      4,954,468
                 -----------    -----------    -----------
                 $12,619,923     17,042,514    $24,685,488
                 ===========    ===========    ===========

Independent Auditors' Report

The Board of Directors and Stockholders MGI PHARMA, INC.:

We have audited the accompanying balance sheets of MGI PHARMA, INC. as of December 31, 1998 and 1999 and the related statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGI PHARMA, INC. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

/s/ KPMG LLP

Minneapolis, Minnesota
February 4, 2000, except as
to Note 8 which is as of March 14, 2000.

                    Board of Directors and Executive Officers

Directors

Charles N. Blitzer joined MGI PHARMA in April 1996 as president, chief executive officer and director. Prior to joining the company, he was president and chief executive officer of Oncologix, Inc. From 1977 through 1992, Mr. Blitzer also held a variety of management positions at Marion Laboratories, Inc., and Marion Merrell Dow Pharmaceuticals, Inc.

Andrew J. Ferrara is president and chief executive officer of Boston Healthcare, a healthcare consulting firm. In 1984, Ferrara founded Molecular Simulations, Inc., a computer software company. Previously, he spent 20 years with Eli Lilly & Company. He joined MGI PHARMA's board of directors in May 1998.

Joseph S. Frelinghuysen is president of J.S. Frelinghuysen & Co., a private investment firm he formed in 1989. He was employed for 20 years at The First Boston Corporation where he served as a managing director in investment banking. He joined MGI PHARMA's board of directors in November 1997.

Michael E. Hanson retired from Eli Lilly & Company in December 1997, having served as president of Lilly's Internal Medicine Business Unit since July 1994. Prior to joining Lilly in 1973, he was on the faculty of the University of Minnesota College of Pharmacy and assistant director of the University of Minnesota Hospital Pharmacy. He joined MGI PHARMA's board of directors in May 1998.

Hugh E. Miller retired as vice chairman and director in December 1990 from ICI Americas Inc., a chemical, pharmaceutical, agricultural, consumer and specialty products company, after a 22-year career. Prior to ICI, Miller was with Jefferson Chemical for 13 years. He joined MGI PHARMA's board of directors in October 1992, and in July 1998 he was appointed chairman of the board. Mr. Miller is also a director of Wilmington Trust Co., Inc.

Timothy G. Rothwell was appointed the executive vice president and president of pharmaceutical operations at Pharmacia & Upjohn, Inc., in January 1998. Previously, he was the president of Rhone-Poulenc Rorer, Inc. Rothwell worked at Sandoz Pharmaceuticals from 1972 to 1989. In 1989, he joined Squibb Corporation and in 1991 Rothwell moved to Burroughs Wellcome. He returned to Sandoz in 1992 as chief executive officer and president of the U.S. pharmaceuticals business, and in 1994 headed up worldwide business development and licensing. Rothwell joined MGI PHARMA's board of directors in November 1996.

Lee J. Schroeder is president and director of Lee Schroeder & Associates, Inc., a pharmaceutical consulting company. In 1985, he retired from Foxmeyer Drug Co., a wholesale drug company, as president and chief operating officer. Previously, he had been the executive vice president of Sandoz, Inc. From 1960 to 1981, Schroeder held a variety of positions at Dorsey Laboratories, a division of Sandoz. From 1953 to 1960, Schroeder was a sales representative for Armour Laboratories. He joined MGI PHARMA's board of directors in May 1989. He is also a director of Ascent Pediatrics, Inc., Interneuron Pharmaceuticals, Inc., and Celgene Corporation.

Arthur L. Weaver, M.D., is a leading rheumatologist in the United States. He serves as the director of clinical Research at the Arthritis Center of Nebraska and is a clinical professor in the department of medicine at the University of Nebraska Medical Center. He is on the medical advisory boards for several recognized pharmaceutical and biotechnology companies. He joined MGI PHARMA's board of directors in July 1998.


Executive Officers

Charles N. Blitzer
Chief Executive Officer and President

Leon O. Moulder, Jr.
Executive Vice President

William C. Brown
Chief Financial Officer

                              Corporate Information


Market Price and Related Matters

MGI PHARMA's common stock trades on the Nasdaq National Market under the symbol MOGN. As of March 14, 2000, MGI had approximately 810 shareholders of record and 15,381,092 shares of common stock outstanding. The company has not paid cash dividends on its common stock and has no present intention of paying cash dividends on its common stock.

The following table sets forth the highest and lowest daily closing sales prices as reported by Nasdaq under the symbol MOGN during the quarters listed. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

Stock Price Range

1998                                High             Low
                                   -------        -------
First Quarter                      $ 7.750        $ 3.875
Second Quarter                      12.813          6.750
Third Quarter                        8.563          5.000
Fourth Quarter                      12.125          6.281


1999                                High             Low
                                   -------        -------
First Quarter                      $13.87         $ 7.625
Second Quarter                      12.813          8.375
Third Quarter                       14.000         10.250
Fourth Quarter                      14.063         10.063


Independent Auditors
KPMG LLP
Minneapolis, Minnesota


Outside Legal Counsel
Dorsey & Whitney LLP
Minneapolis, Minnesota


Transfer Agent and Registrar
Norwest Bank Minnesota, N.A.
Shareowner Services
P.O. 64854
Saint Paul, Minnesota  55164-0854
Phone: 800-468-9716
E-Mail Address: stocktransfer@norwest.com
Website Address: www.norwest.com/business-stocktransfer

SEC Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

                                 MGI PHARMA, INC.
                                 Investor Relations
                                 Suite 110
                                 6300 West Old Shakopee Road
                                 Bloomington, MN  55438-2318


Annual Meeting of Shareholders

The annual meeting of shareholders will be held on May 9, 2000 at 3:30 p.m. at the Minneapolis Hilton Towers, 1001 Marquette Ave., Minneapolis, Minnesota.


Shareholder Inquiries

Shareholders and prospective investors are welcome to call or write the company with questions or requests for additional information. Inquiries should be directed to Investor Relations at MGI PHARMA, 612-346-4723. You are also invited to visit our website at www.mgipharma.com.

Cancer statistics on page 1:
The American Cancer Society Website
CA Cancer Journal for Clinicians

Salagen(R) is a registered trademark of MGI PHARMA, INC.
Didronel(R) is a registered trademark of Procter & Gamble
INFed(R) is a registered trademark of Schein Pharmaceutical, Inc.
Camptosar(R) is a registered trademark of Pharmacia & Upjohn
Gemzar(R) is a registered trademark of Eli Lilly & Company
Taxol(R) is a registered trademark of Bristol-Myers Squibb Company. Azulfidine-EN tabs(R) is a registered trademark of Pharmacia & Upjohn Company Ridaura(R) is a registered trademark of Connetics Corporation
Luxiq(TM) is a trademark of Connetics Corporation